BUSINESS ACQUISITION REPORT

Item 1    Identity of Company

1.1    Name and Address of Company

Sierra Wireless, Inc. ("Sierra")
13811 Wireless Way
Richmond, B.C. V6V 3A4

1.2    Executive Office

An executive officer of Sierra who is knowledgeable about the significant acquisition described herein is:

David McLennan
Chief Financial Officer
Phone: 604.231.1185

Item 2    Details of Acquisition

2.1    Nature of Business Acquired

On December 7, 2017, Sierra acquired all of the issued and outstanding shares of Numerex Corp. ("Numerex") in a stock-for-stock merger transaction (the "Merger").

Numerex is a corporation organized under the laws of the Commonwealth of Pennsylvania. Numerex is a single source, leading provider of managed enterprise solutions enabling the Internet of Things ("IoT"). Numerex empowers enterprise operations with world-class, managed IoT solutions that are simple, innovative, scalable and secure. Numerex’s core strategy is to generate long term and sustainable recurring revenue through a portfolio of managed, end-to-end IoT solutions which are generally sold on a subscription basis and built on its horizontal, integrated platform. Numerex’s solutions incorporate the key IoT building blocks: device, network, application and platform. Numerex’s solutions also simplify the implementation and improve the speed to market for enterprise users in select, targeted verticals in the asset monitoring and optimization, asset tracking and safety and security markets.

2.2    Acquisition Date

The Merger was completed on December 7, 2017.

2.3    Consideration

Under the terms of the Agreement and Plan of Merger dated as of August 2, 2017, by and among Numerex, Sierra and Wireless Acquisition Sub, Inc., a wholly-owned subsidiary of Sierra, each share of Numerex common stock issued and outstanding immediately prior to the effective time (other than shares of Numerex common stock owned directly by Sierra, Numerex or any of their respective subsidiaries) was automatically converted into the right to receive 0.1800 of a validly issued, fully paid and non-assessable common share of Sierra. Accordingly, on closing of the merger, Sierra issued 3,580,832 common shares as merger consideration in exchange for all of the outstanding shares of Numerex common stock and certain outstanding Numerex equity awards and warrants, valued at $77.3 million. Concurrent with closing, approximately $20.2 million in the aggregate was paid to retire outstanding Numerex debt for total consideration of $97.5 million.

2.4    Effect on Financial Position

The effect of the merger on Sierra's financial position is outlined in Sierra's unaudited pro forma consolidated condensed annual and interim financial statements which are attached in this report and referred to in Item 3 below.

We expect the acquisition of Numerex to expand our position as a leading global IoT pure-play and significantly increase our subscription-based recurring services revenue. Numerex is now a wholly owned subsidiary of Sierra and its operations are being integrated with those of our IoT Services segment.

Sierra is not proposing or planning any material changes to its business or affairs as a result of the acquisition of Numerex which might have a significant effect on the financial performance or position of Sierra, other than those resulting from its integration activities with Numerex and to generate efficiency gains in other areas of its business.

The operating cash flows from Sierra and Numerex are expected to be adequate to meet ongoing cash requirements for operations and capital expenditures.

2.5    Prior Valuations

No valuation opinion was obtained in the last 12 months by Numerex or Sierra.

2.6    Parties to Transaction

The merger was not with any informed person (as such term is defined in section 1.1 of National Instrument 51-102 Continuous Disclosure Obligations), associate or affiliate of Sierra.

2.7    Date of Report

February 19, 2018

Item 3    Financial Statements and Other Information

Enclosed with this report are the following financial statements

Appendix A:	Audited financial statements of Numerex as of and for the years ended December 31, 2016, 2015 and 2014, including the independent auditors' report thereon;
Appendix B:	Interim financial statements of Numerex as of and for the nine months ended September 30, 2017;
Appendix C:	Unaudited pro forma consolidated condensed financial statements of Sierra for the year ended December 31, 2016 and as of and for the interim period ended September 30, 2017

APPENDIX A

Audited financial statements of Numerex as of and
for the years ended December 31, 2016, 2015 and 2014

NUMEREX CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands)

	As of December 31,
	2016	2015
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$9,285	$16,237
Restricted cash	221	—
Accounts receivable, less allowance for doubtful accounts of $767 and $618	9,436	9,237
Financing receivables, current	1,778	1,780
Inventory, net of reserves	9,011	7,617
Prepaid expenses and other current assets	1,421	1,887
Deferred tax assets	—	603
TOTAL CURRENT ASSETS	31,152	37,361

Financing receivables, less current portion	2,227	2,330
Property and equipment, net of accumulated depreciation and amortization	6,022	4,795
Software, net of accumulated amortization	6,530	7,146
Other intangible assets, net of accumulated amortization	11,519	15,722
Goodwill	33,554	43,424
Other assets	474	409
TOTAL ASSETS	$91,478	$111,187

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$15,894	$11,390
Accrued expenses and other current liabilities	3,209	2,864
Deferred revenues	1,882	1,942
Current portion of long-term debt	1,275	3,600
Current portion of capital lease	291	—
TOTAL CURRENT LIABILITIES	22,551	19,796

Long-term debt, less current portion, net of deferred financing costs	14,885	15,309
Capital lease, less current portion	797	—
Deferred tax liabilities	468	1,595
Other liabilities	1,512	1,891
TOTAL LIABILITIES	40,213	38,591

COMMITMENTS AND CONTINGENCIES (NOTE N)

SHAREHOLDERS’ EQUITY
Preferred stock, no par value; 3,000 authorized; none issued	—	—
Class A common stock, no par value; 30,000 authorized; 20,935 and 20,652 issued; 19,608 and 19,177 outstanding	—	—
Class B common stock, no par value; 5,000 authorized; none issued	—	—
Additional paid-in capital	105,112	102,108
Treasury stock, at cost; 1,327 and 1,316 shares	(5,466)	(5,444)
Accumulated other comprehensive loss	(110)	(117)
Accumulated deficit	(48,271)	(23,951)
TOTAL SHAREHOLDERS' EQUITY	51,265	72,596
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$91,478	$111,187

The accompanying notes are an integral part of these financial statements.

NUMEREX CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE (LOSS) INCOME
(In thousands, except per share data)

	Years Ended December 31,
	2016	2015	2014
Net revenues:
Subscription and support revenues	$58,019	$64,371	$65,020
Embedded devices and hardware	12,626	25,079	28,849
Total net revenues	70,645	89,450	93,869
Cost of sales
Subscription and support revenues	22,986	25,410	25,371
Embedded devices and hardware	13,004	22,981	24,690
Inventory reserves	541	1,343	544
Impairment of other asset	—	1,275	—
Gross profit	34,114	38,441	43,264
Operating expenses:
Sales and marketing	13,318	12,446	11,876
General and administrative	13,998	15,798	15,063
Engineering and development	9,224	8,952	8,009
Depreciation and amortization	6,540	7,116	6,201
Impairment of goodwill and other intangible assets	12,005	2,712	—
Restructuring charges	1,831	—	—
Operating (loss) income	(22,802)	(8,583)	2,115
Interest expense	1,698	806	798
Loss on extinguishment of debt	290	—	—
Other income, net	(130)	(134)	(1,338)
(Loss) income from continuing operations before income taxes	(24,660)	(9,255)	2,655
Income tax expense (benefit)	(340)	9,902	419
(Loss) income from continuing operations, net of income taxes	(24,320)	(19,157)	2,236
Loss from discontinued operations, net of income taxes	—	—	(492)
Net (loss) income	(24,320)	(19,157)	1,744
Other items of comprehensive (loss) income, net of income taxes:
Foreign currency translation adjustment	7	(69)	(24)
Comprehensive (loss) income	$(24,313)	$(19,226)	$1,720

Basic (loss) earnings per share:
(Loss) income from continuing operations	$(1.25)	$(1.00)	$0.12
Loss from discontinued operations	—	—	(0.03)
Net (loss) income	$(1.25)	$(1.00)	$0.09

Diluted (loss) earnings per share:
(Loss) income from continuing operations	$(1.25)	$(1.00)	$0.12
Loss from discontinued operations	—	—	(0.03)
Net (loss) income	$(1.25)	$(1.00)	$0.09

Weighted average shares outstanding used in computing earnings per share:
Basic	19,493	19,117	18,922
Diluted	19,493	19,117	19,268

The accompanying notes are an integral part of these financial statements.

NUMEREX CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

	Common Shares	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders' Equity
Balance at January 1, 2014	20,069	95,777	(5,238)	(24)	(6,538)	83,977
Equity-based compensation expense	1	2,565	—	—	—	2,565
Equity-based compensation plan activity	214	867	—	—	—	867
Value of shares retained to pay employee taxes	—	(153)	(114)	—	—	(267)
Translation adjustment	—	—	—	(24)	—	(24)
Net income	—	—	—	—	1,744	1,744
Balance at December 31, 2014	20,284	99,056	(5,352)	(48)	(4,794)	88,862
Equity-based compensation expense	—	2,673	—	—	—	2,673
Equity-based compensation plan activity	326	283	—	—	—	283
Value of shares retained to pay employee taxes	—	(219)	(92)	—	—	(311)
Issuance of shares in asset acquisition	30	243	—	—	—	243
Other	12	72	—	—	—	72
Translation adjustment	—	—	—	(69)	—	(69)
Net loss	—	—	—	—	(19,157)	(19,157)
Balance at December 31, 2015	20,652	102,108	(5,444)	(117)	(23,951)	72,596
Equity-based compensation expense	—	2,725	—	—	—	2,725
Equity-based compensation plan activity	282	509	—	—	—	509
Issuance of common shares for services	1	8	—	—	—	8
Value of shares retained to pay employee taxes	—	(238)	(22)	—	—	(260)
Translation adjustment	—	—	—	7	—	7
Net loss	—	—	—	—	(24,320)	(24,320)
Balance at December 31, 2016	20,935	$105,112	$(5,466)	$(110)	$(48,271)	$51,265

The accompanying notes are an integral part of these financial statements.

NUMEREX CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,
	2016	2015	2014
Cash flows from operating activities:
Net (loss) income	$(24,320)	$(19,157)	$1,744
Less loss from discontinued operations, net of income taxes	—	—	(492)
(Loss) income from continuing operations, net of income taxes	(24,320)	(19,157)	2,236
Adjustments to reconcile net (loss) income from continuing operations to net cash (used in) provided by operating activities:
Depreciation and amortization	7,958	8,217	6,812
Impairment of goodwill, other intangible assets and other asset	12,005	3,987	—
Non-cash restructuring charges	400	—	—
Equity-based compensation expense	2,725	2,673	2,565
Loss on extinguishment of debt	290	—	—
Deferred income taxes	(524)	9,956	365
Bad debt expense	434	562	392
Inventory reserves	541	1,343	544
Gain on sale of cost method investment	—	—	(1,109)
Other non-cash expense	206	128	98
Changes in assets and liabilities, net of effects of acquisitions:
Accounts and financing receivables	(530)	3,162	(1,034)
Inventory	(4,612)	(1,929)	233
Accounts payable	4,723	(818)	665
Deferred revenue	(333)	264	154
Other	545	489	(1,465)
Net cash (used in) provided by operating activities	(492)	8,877	10,456
Cash flows from investing activities:
Net cash paid for acquisition	—	—	(37,287)
Purchases of property and equipment	(874)	(1,150)	(2,209)
Capitalized software development and purchases of software	(2,448)	(4,150)	(3,237)
Proceeds from sale of cost basis investment	—	—	1,309
Net cash used in investing activities	(3,322)	(5,300)	(41,424)
Cash flows from financing activities:
Principal payments on debt	(19,349)	(4,252)	(2,508)
Principal payments on capital lease obligations	—	(148)	(306)
Proceeds from long-term debt	17,000	—	25,000
Equity-based compensation plan activity, net	509	283	867
Payment of taxes on equity-based awards	(260)	(311)	(267)
Deferred financing costs paid	(1,038)	(182)	(293)
Net cash (used in), provided by financing activities	(3,138)	(4,610)	22,493
Net cash provided by discontinued operations	—	—	142
Net decrease in cash and cash equivalents	(6,952)	(1,033)	(8,333)
Cash and cash equivalents at beginning of period	16,237	17,270	25,603
Cash and cash equivalents at end of period	$9,285	$16,237	$17,270

The accompanying notes are an integral part of these financial statements.

NUMEREX CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED
(In thousands)

	Years Ended December 31,
	2016	2015	2014
Supplemental disclosures of cash flow information:
Cash paid for interest	$1,456	$673	$703
Cash paid for income taxes	31	58	146
Disclosure of non-cash investing and financing activities:
Capital expenditures in accounts payable	222	441	417
Non-cash interest	532	142	—
Non-monetary consideration for acquisition of assets	—	375	—
Common stock issued for acquisition of assets	—	243	—
Issuance of shares for services	8	—	—

The accompanying notes are an integral part of these financial statements.

NUMEREX CORP. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Numerex Corp. (NASDAQ: NMRX) is a holding company incorporated in Pennsylvania and, through its subsidiaries, is a single source, leading provider of managed enterprise solutions enabling the Internet of Things (IoT). An IoT solution is generally viewed as a combination of devices, software and services that operate with little or no human interaction. Our managed IoT solutions are simple, innovative, scalable and secure. Our solutions incorporate each of the four key IoT building blocks - Device, Network, Application and Platform. We provide our technology and service solutions through our integrated IoT horizontal platforms, which are generally sold on a subscription basis.

Basis of Presentation

The consolidated financial statements include the results of operations and financial position of Numerex and its wholly owned subsidiaries in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Intercompany accounts and transactions have been eliminated in consolidation.

Discontinued Operations

Businesses to be divested are classified in the consolidated financial statements as either discontinued operations or held for sale. For businesses classified as discontinued operations, the balance sheet amounts and results of operations are reclassified from their historical presentation to assets and liabilities of discontinued operations on the consolidated balance sheet and to discontinued operations on the consolidated statements of operations and comprehensive (loss) income and cash flows, respectively, for all periods presented. The gains or losses associated with these divested businesses are also recorded in discontinued operations in the consolidated statements of operations and comprehensive (loss) income. Additionally, the accompanying notes do not include the operating results of businesses classified as discontinued operations for all periods presented. As of June 30, 2014, we completed the divestiture of the businesses classified as discontinued operations. We have not had and do not expect to have any significant continuing involvement with these businesses following their divestiture. See Note C - Discontinued Operations for more information.

Estimates and Assumptions

The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expense and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, warranty costs, doubtful accounts, goodwill and intangible assets, expenses, accruals, equity-based compensation, income taxes, restructuring charges, leases, long-term service contracts, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates.

Fair Value of Financial Instruments

The fair value of financial instruments classified as current assets or liabilities, including cash and cash equivalents, accounts receivable, and accounts payable and accrued expenses approximate carrying value, principally because of the short-term, maturity of those items. The fair value of our long-term financing receivables and note payable approximates carrying value based on their effective interest rates compared to current market rates and similar type borrowing arrangements.

We measure and report certain financial assets and liabilities at fair value on a recurring basis, including cash equivalents. The major categories of nonfinancial assets and liabilities that we measure at fair value include reporting units measured at fair value in our goodwill impairment test as well as certain indefinite lived intangible assets. See Note D - Fair Value Measurements for more information.

NUMEREX CORP. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Concentration of Credit Risk

Financial instruments that potentially subject us to a concentration of credit risk are primarily cash investments and accounts and financing receivables. We maintain our cash and overnight investment balances in financial institutions, which typically exceed federally insured limits. We had cash balances in excess of these limits of $9.3 million and $16.0 million at December 31, 2016 and 2015, respectively. We have not experienced any losses in such accounts and believe we are not exposed to any significant credit risk on cash and cash equivalents. Concentration of credit risk with respect to accounts and financing receivables from customers is limited. We perform credit evaluations of prospective customers and we evaluate our trade and financing receivables periodically. Our accounts and financing receivables are at risk to the extent that we may not be able to collect from some of our customers. See Note E - Accounts Receivable, Note F - Financing Receivables and Note Q - Significant Customer, Concentration of Risk and Related Parties for more information.

Cash and Cash Equivalents

We consider all investments with an original maturity of three months or less at date of purchase to be cash equivalents. Cash equivalents consist of overnight repurchase agreements and amounts on deposit in foreign banks. We held $0.3 million and $0.5 million in foreign bank accounts at December 31, 2016 and 2015, respectively.

Restricted Cash

As of December 31, 2016, cash of $0.2 million was held in escrow related to certain vendor obligations as a result of entering into our loan agreement in March 2016. See Note M - Debt. There was no restricted cash at December 31, 2015.

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are stated at gross invoiced amounts less discounts, other allowances and provision for uncollectible accounts. Trade accounts receivable include earned but unbilled revenue that results from non-calendar month billing cycles and lag time in billing related to certain of our services. Credit is extended to customers based on an evaluation of a customer’s financial condition and, generally, collateral is not required. Accounts receivable are generally due within 30-90 days. We maintain an allowance for estimated losses resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is based principally upon specifically identified amounts where collection is deemed doubtful. Additional non-specific allowances are recorded based on historical experience and our assessment of a variety of factors related to the general financial condition and business prospects of our customer base. We review the collectability of individual accounts and assess the adequacy of the allowance for doubtful accounts quarterly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. See Note E - Accounts Receivable for more information.

Financing Receivables

Financing receivables are due in installments. We evaluate the credit quality of our financing receivables on an ongoing basis utilizing an aging of the accounts and write-offs, customer collection experience, the customer’s financial condition, known risk characteristics impacting the respective customer base, and other available economic conditions, to determine the appropriate allowance. Similar to accounts receivable, we typically do not require collateral. All amounts due at December 31, 2016 and 2015 were deemed fully collectible and an allowance was not necessary. See Note F - Financing Receivables for more information.

NUMEREX CORP. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Inventories and Reserves for Excess, Slow-Moving and Obsolete Inventory

Inventories are valued at the lower of cost or market and consist principally of (1) security devices and (2) cellular IoT Modems and Modules and (3) satellite IoT Modems and other accessories. Cost is determined on the first-in, first-out (FIFO) basis. Inbound freight costs, including raw material freight costs to contract manufacturers is recorded in inventory and these costs are recognized in cost of sales when the product is sold. Lower of cost or market value of inventory is determined at the product level and evaluated quarterly. Estimated reserves for obsolescence or slow moving inventory are maintained based on current economic conditions, historical sales quantities and patterns and, in some cases, the specific risk of loss on specifically identified inventories. Such inventories are recorded at estimated realizable value net of the costs of disposal. The establishment of a reserve for obsolete or slow moving inventory establishes a new cost basis in the inventory. See Note G - Inventory for more information.

Property and Equipment

Property and equipment are carried at cost, net of accumulated depreciation and amortization. Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. Property and equipment under capital leases are amortized over the lives of the respective leases or over the service lives of the assets for those leases and leasehold improvements, whichever is shorter. Depreciation and amortization for property and equipment is calculated using the straight-line method over the following estimated lives:

·	Machinery and equipment	4-10 years
·	Furniture, fixtures and fittings	3-10 years
·	Leasehold improvements	up to 10 years

See Note I - Property and Equipment for more information.

Capitalized Software

We capitalize software both for internal use and for inclusion in our products. For internal use software, costs incurred in the preliminary project stage of developing or acquiring internal use software are expensed as incurred. After the preliminary project stage is completed, management has approved the project and it is probable that the project will be completed and the software will be used for its intended purpose, we capitalize certain internal and external costs incurred to acquire or create internal use software, principally related to software coding, designing system interfaces and installation and testing of the software. We amortize capitalized internal use software costs using the straight-line method over the estimated useful life of the software, generally for three years.

For software embedded in our products, we capitalize software development costs when technological feasibility is established and conclude capitalization when the hardware product is ready for release. We amortize capitalized costs for software to be sold using the straight-line method over the estimated useful life based on anticipated revenue streams of the software, generally for three years. Software development costs incurred prior to the establishment of technological feasibility are expensed as incurred as engineering and development. See Note J - Intangible Assets for more information.

Intangible Assets, Including Goodwill

Intangible assets consist of acquired customer relationships and intellectual property, patents and trademarks, and goodwill. These assets, except for goodwill and trade names, are amortized over their expected useful lives. Acquired customer relationships are amortized using the straight line method, which approximates the pattern over which the economic benefits are being utilized, using lives of 4 to 11 years. Acquired intellectual property and patents are amortized using the straight-line method over 7 to 16 years, representing the shorter of their estimated useful lives or the period until the patent renews. Costs to maintain patents are expensed as incurred while costs to renew patents are capitalized and amortized over the remaining estimated useful lives.

Goodwill and trade names are not amortized but are subject to an annual impairment test, and more frequently if events or circumstances occur that would indicate a potential decline in its fair value. An impairment charge will be recognized only when the implied fair value of a reporting unit’s goodwill is less than its carrying amount. The annual assessment of goodwill for impairment includes comparing the fair value of each reporting unit to the carrying value, referred to as Step One. If the fair value of a reporting unit exceeds its carrying value, goodwill is not impaired and no further testing is necessary. If the carrying value of a reporting unit exceeds its fair value, a second test is performed, referred to as Step Two, to measure the amount of impairment to goodwill, if any. To measure the amount of any impairment, we determine the implied fair value of goodwill in the same manner as if we were acquiring the affected reporting unit in a business combination. Specifically, we allocate the fair value of the affected reporting unit to all of the assets and liabilities of that unit, including any unrecognized intangible assets, in a hypothetical calculation that would yield the implied fair value of goodwill. If the implied fair value of goodwill is less than the goodwill recorded on the consolidated balance sheet, an impairment charge for the difference is recorded. We assess goodwill (and trade names as applicable) annually for our four reporting units, all of which are components of our single reportable operating segment. We elected to change our annual goodwill impairment testing measurement date from October 1 to December 1 effective October 1, 2016, primarily to better align our measurement date with our financial projections, as well as our annual strategic, financial planning, and budgeting processes. There was no impact of the change in measurement date.

We base the impairment analysis of intangible assets, including goodwill on estimated fair values. The fair value of reporting units for assessing goodwill is principally based on discounted cash flow models and using a relief from royalty method for other intangible assets. The assumptions, inputs and judgments used in estimating fair values are inherently subjective and reflect estimates based on known facts and circumstances at the time the valuations are performed. These estimates and assumptions primarily include, but are not limited to, discount rates, terminal growth rates, projected revenues and costs, projected cash flows, capital expenditure forecasts, and royalty rates.

In 2016, we recorded impairment charges of $2.1 million and $9.7 million for tradenames and goodwill related to our Omnilink product line, respectively. Additionally we recorded impairment charges of $0.2 million and $0.1 million for goodwill and technology for our DIY product line. See Note J - Intangible Assets for more information.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount which the carrying amount of the asset exceeds the fair value of the asset. No impairment charges were recorded during the year ended December 31, 2016. During the year ended December 31, 2015, we recorded an impairment charge of $1.3 million for prepaid carrier fees in other assets affecting multiple reporting units. See Note H - Prepaid Expenses and Other Assets for more information.

Income Taxes

We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates applied to taxable income. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets when it is more likely than not that the asset will not be realized.

We conduct business globally and file income tax returns in the United States and in many state and certain foreign jurisdictions. We are subject to state and local income tax examinations for years after and including 1998. These tax years remain open due to the net operating losses generated in these years that have not been utilized as of the year ended December 31, 2016. Likewise, the existence of net operating losses from earlier periods could subject us to United States federal income tax examination for years including and after 2001, since such net operating losses have not been utilized as of the year ended December 31, 2016. See Note K - Income Taxes for more information.

Treasury Stock

We account for treasury stock under the cost method. When treasury stock is re-issued at a higher price than its cost, the difference is recorded as a component of additional paid-in capital to the extent that there are gains to offset the losses. If there are no treasury stock gains in additional paid-in capital, the losses are recorded as a component of accumulated deficit.

NUMEREX CORP. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Other Comprehensive (Loss) Income and Foreign Currency Translation

Other comprehensive (loss) income consists of adjustments, net of tax, related to unrealized gains (losses) on foreign currency translation. These are reported in accumulated other comprehensive (loss) income as a separate component of shareholders’ equity until realized in earnings. The assets and liabilities of our foreign operations are translated into U.S. dollars at the period end spot exchange rates, and revenues and expenses are translated at estimated average exchange rates for each period. Resulting translation adjustments are reflected as other comprehensive loss in the consolidated statements of operations and comprehensive (loss) income and within shareholders’ equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. Foreign operations are not significant to us for the years ended December 31, 2016, 2015 or 2014.

Revenue Recognition

Our revenue is generated from two primary sources, subscription fees and the sale of IoT devices and hardware. Revenue is recognized when persuasive evidence of an agreement exists, the hardware or service has been delivered, fees and prices are fixed and determinable, collection is reasonably assured and all other significant obligations have been fulfilled. Revenue is recognized net of sales tax and any other transactional taxes.

Subscription fees are based on the number of devices (subscriptions) on our integrated IoT horizontal platform network. Subscription fees are typically invoiced and recognized as revenue as we provide the services or process transactions in accordance with contractual performance standards. Customer contracts are generally recurring or multi-year agreements. Subscription fee revenues for managed service arrangements include all of the key IoT components - device, network, application and platform. Subscription fees also include volume-based excess network usage, messages and other activity that are recognized in revenue as incurred, consistent with contractual terms. We may, under an appropriate agreement, bill subscription fees in advance for the network service to be provided. In these instances, we recognize the advance charge (even if nonrefundable) as deferred revenue and recognize the revenue over future periods in accordance with the contract term as the network service (time, data or minutes) is provided, delivered or performed. Subscription revenue may also include activation fees which are deferred and recognized ratably over the estimated life of the subscription to which the activation fee relates. Direct and incremental costs associated with deferred revenue are also deferred, classified as deferred costs in prepaid expense and other assets in our consolidated balance sheets, and recognized in the period revenue is recognized under managed service arrangements. For managed services, cost of embedded devices and hardware are capitalized as fixed assets and depreciated over the estimated life of the hardware. Unbilled revenue consists of earned revenue that results from non-calendar month billing cycles and the one-month lag time in billing related to certain of our services.

We recognize revenue from the sale of IoT devices and hardware at the time of shipment and passage of title. Provisions for rebates, promotions, product returns and discounts to customers are recorded as a reduction in revenue in the same period that the revenue is recognized. We offer customers the right to return hardware that does not function properly within thirty to ninety days after delivery. We continuously monitor and track such hardware returns and record a provision for the estimated amount of such future returns based on historical experience and any notification received of pending returns. While such returns have historically been within expectations and the provisions established, we cannot guarantee that we will continue to experience the same return rates that we have experienced in the past. Any significant increase in hardware failure rates and the resulting credit returns could have a material adverse impact on operating results for the period or periods in which such returns materialize. Shipping and handling fees received from customers are recorded with embedded device and hardware revenue and associated costs are recorded in cost of embedded devices and hardware.

On occasion we sell both hardware and monthly recurring services to the same customer. In such cases, we evaluate such arrangements to determine whether a multiple-element arrangement exists. For multiple-element revenue arrangements, we allocate arrangement consideration at the inception of an arrangement to all elements using the relative selling price method. The hierarchy for determining the selling price of a deliverable includes (a) vendor-specific objective evidence, if available, (b) third-party evidence, if vendor-specific objective evidence is not available and (c) our best estimate of the selling price, if neither vendor-specific nor third-party evidence is available. In most cases, neither vendor-specific objective evidence nor third-party evidence is available, and we use the best estimate of the selling price, which is based on consistent selling price. Certain judgments and estimates are made and used to determine revenue recognized in any accounting period. If estimates are revised, material differences may result in the amount and timing of revenues recognized for a given period.

NUMEREX CORP. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Advertising Expenses

Advertising expenses are charged to operations in the period in which they are incurred. For the years ended December 31, 2016, 2015 and 2014, advertising costs were approximately $1.1 million, $1.0 million and $0.9 million, respectively.

Equity-Based Compensation

Compensation cost is recognized for all equity-based payments granted and is based on the grant-date fair value estimated using the Black-Scholes option pricing model. Our determination of fair value of equity-based payment awards on the date of grant using the option-pricing model is affected by our share price and our valuation assumptions. Certain grants to executives require achievement of market conditions before the grant may be exercised. The fair value of awards with market exercise conditions is estimated on the date of grant using a lattice model with a Monte Carlo simulation. These primary variables include our expected share price volatility over the estimated life of the awards and actual and projected exercise behaviors.

As employees vest in their awards, compensation cost is recognized over the requisite service period with an offsetting credit to additional paid-in capital. Equity-based compensation expense is based on awards ultimately expected to vest and has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures are expected to differ from those estimates. See Note O - Equity-Based Compensation for more information.

Engineering and Development

Engineering and development expenses that are not capitalizable as internally developed software are charged to operations in the period in which they are incurred. Engineering and development costs consist primarily of salaries and other personnel-related costs, bonuses, and third-party services. For the years ended December 31, 2016, 2015 and 2014, engineering and development costs recorded in operations were $9.2 million, $9.0 million and $8.0 million, respectively.

Earnings Per Share

Basic earnings per share is computed by dividing net (loss) income attributable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share is computed by giving effect to all potentially dilutive common shares outstanding during the period. Potentially dilutive common shares consist of outstanding stock options and restricted stock units, calculated using the treasury stock method. See Note S - Earnings Per Share for more information.

Liquidity

As indicated in the accompanying consolidated financial statements, the Company incurred operating losses totaling $22.8 million and $8.6 million and cash used in operations totaling $0.5 million and cash provided by operations of $8.9 million for the years ended December 31, 2016 and 2015, respectively. As of December 31, 2016, the Company has an accumulated deficit of $48.3 million, and cash and cash equivalents of $9.5 million. The Company’s cash flow requirements during 2016 were financed by cash on hand and cash generated by operations. The Company had total long term debt, including current portion, of $16.2 million as of December 31, 2016. The Company’s ability to continue in business is dependent on its ability to continue to generate operating cash flows, to maintain sufficient cash on hand, to raise additional capital, and an ability to control expenditures. Management believes that the Company will maintain sufficient liquidity through at least March 2018. The consolidated financial statements do not include any adjustments that might result from this uncertainty.

NUMEREX CORP. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Reclassifications

As a result of the adoption of a recent accounting pronouncement, see Recently Adopted Accounting Guidance below, the balance sheet as of December 31, 2015 reflects the following reclassifications (dollars in thousands):

	Historical Presentation	Reclassi- fication	As Adjusted
Prepaid expenses and other current assets	$2,037	$(150)	$1,887
Other assets	699	(290)	409

Current portion of long-term debt	3,750	(150)	3,600
Long-term debt, less current portion	15,599	(290)	15,309

Recently Adopted Accounting Guidance

In March 2015, the Financial Accounting Standards Board (FASB) issued guidance about simplifying the presentation of deferred financing costs. The guidance was intended to help clarify deferred financing costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for deferred financing costs were not affected. The guidance was effective January 1, 2016 and, in accordance with the guidance, $0.8 million of deferred financing costs is netted against long-term debt as of December 31, 2016 and $0.4 million of deferred financing costs was reclassified from current and noncurrent other assets to the current and noncurrent portions of long-term debt as of December 31, 2015.

In September 2015, the FASB issued guidance to simplify the accounting for measurement-period adjustments for an acquirer in a business combination. The update requires an acquirer to recognize any adjustments to provisional amounts of the initial accounting for a business combination with a corresponding adjustment to goodwill in the reporting period in which the adjustments are determined in the measurement period, as opposed to revising prior periods presented in financial statements. Thus, an acquirer shall adjust its financial statements as needed, including recognizing in its current-period earnings the full effect of changes in depreciation, amortization, or other income effects, by line item, if any, as a result of the change to the provisional amounts calculated as if the accounting had been completed at the acquisition date. This update was effective January 1, 2016 and the adoption of this guidance did not have a material impact on our financial statements.

In March 2016, the FASB issued guidance to improve the accounting for employee share-based payments. Under the new guidance, companies will no longer record excess tax benefits and certain tax deficiencies in additional paid-in capital. Instead, all excess tax benefits and tax deficiencies should be recognized as income tax expense or benefit in the income statement, and additional paid-in capital pools will be eliminated. The guidance requires companies to present excess tax benefits as an operating activity on the statement of cash flows rather than as a financing activity. It also makes several changes to the accounting for forfeitures and employee tax withholding on share-based compensation. This guidance is effective for annual periods beginning after December 16, 2016, and interim periods within those annual periods, but may be adopted earlier. The Company adopted this guidance in the fourth quarter of fiscal 2016 for the annual period ended December 31, 2016. The impact of the adoption of this standard was to reduce our deferred tax assets as well as the offsetting valuation allowance by $3.4 million. See Footnote K - Income Taxes. Periods prior to January 1, 2016 have not been adjusted.

In August 2014, the FASB issued guidance about disclosing an entity’s ability to continue as a going concern. The guidance is intended to define management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. This update was effective December 15, 2016 and the adoption of this guidance did not have a material impact on our financial statements.

In November 2015, the FASB issued guidance requiring all deferred tax assets and liabilities to be classified as non-current on the balance sheet instead of separating deferred taxes into current and non-current amounts. In addition, valuation allowance allocations between current and non-current deferred tax assets are no longer required because those allowances also will be classified as non-current. The Company adopted this guidance in the fourth quarter of fiscal 2016 for the annual period ended December 31, 2016. Periods prior to January 1, 2016 have not been adjusted, as we are adopting prospectively.

NUMEREX CORP. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

In July 2015, the FASB issued guidance intended to simplify the presentation of applicable inventory at the lower of cost or net realizable value. The new guidance clarifies that net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured using LIFO or the retail inventory method. This update was effective December 15, 2016 and the adoption of this guidance did not have a material impact on our financial statements.

In June 2014, the FASB issued guidance that applies to all reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target that affects vesting could be achieved after the requisite service period. It requires that a performance target that affects vesting, and that could be achieved after the requisite service period, be treated as a performance condition and follows existing accounting guidance for the treatment of performance conditions. This update was effective January 1, 2016 and the adoption of this guidance did not have a material impact on our financial statements.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (FASB) issued guidance that requires lessees to recognize most leases as assets and liabilities on the balance sheet. Qualitative and quantitative disclosures will be enhanced to better understand the amount, timing and uncertainty of cash flows arising from leases. The guidance is effective for annual and interim periods beginning after December 15, 2018. The updated standard mandates a modified retrospective transition method with early adoption permitted. We are currently evaluating the effect that the updated standard will have on our financial statements.

In May 2014, the FASB issued guidance which amends the existing accounting standards for revenue recognition. In August 2015, the FASB issued additional guidance which delays the effective date by one year. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. In March 2016, the FASB issued guidance which clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. The new revenue recognition standard will be effective for us in the first quarter of 2018, with the option to adopt it in the first quarter of 2017. We currently anticipate adopting the new standard effective January 1, 2018. The new standard also permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method). We currently anticipate adopting the standard using the modified retrospective method. We are concluding the assessment phase of implementing this guidance. We have evaluated each of the five steps in the new revenue recognition model, which are as follows: 1) Identify the contract with the customer; 2) Identify the performance obligations in the contract; 3) Determine the transaction price; 4) Allocate the transaction price to the performance obligations; and 5) Recognize revenue when (or as) performance obligations are satisfied. Our preliminary conclusion is that the determination of what constitutes a contract with our customers (step 1), our performance obligations under the contract (step 2), and the determination and allocation of the transaction price (steps 3 and 4) and recognizing revenue when performance obligations are satisfied (step 5) under the new revenue recognition model will not result in material changes in comparison to our current revenue recognition for our contracts with customers entered into in the normal course of operations. However, we have not yet finalized our analysis.

NOTE B - BUSINESS COMBINATIONS

2014 Merger

On May 5, 2014, in accordance with the terms and conditions of the merger agreement, we merged a wholly-owned subsidiary of Numerex with and into Omnilink Systems Inc. (Omnilink) with Omnilink surviving the merger as a wholly-owned subsidiary of the Company. The purchase price was $37.5 million cash.

Omnilink provides tracking and monitoring services for people and valuable assets via Omnilink’s IoT platform that connects hardware, networks, software, and support services. The assets, liabilities and operating results of Omnilink are reflected in our consolidated financial statements commencing from the merger date. Transaction costs of $1.0 million for the year ended December 31, 2014 have been recorded in general and administrative expense in the accompanying consolidated statement of operations and comprehensive (loss) income.

NUMEREX CORP. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

The following table summarizes the fair values of the assets acquired and liabilities assumed as of the closing date of the Omnilink merger (dollars in thousands):

	Fair Value	Estimated Useful Lives
Cash	$195	n/a
Accounts receivable	2,677	n/a
Inventory	873	n/a
Prepaid and other assets	377	n/a
Property and equipment	1,613	4 (a)
Deferred tax asset	2,600	n/a
Customer relationships	6,056	11
Technology	4,998	14
Trade names	3,632	Indefinite
Goodwill	17,318	Indefinite
Total identifiable assets acquired	40,339

Accounts payable	(1,756)	n/a
Accrued expenses	(1,037)	n/a
Deferred revenue	(64)	n/a
Total liabilities assumed	(2,857)
Net assets acquired	$37,482

(a)	The weighted average remaining useful life for all property and equipment is approximately four years.

The total purchase consideration for the merger was allocated to identifiable assets purchased and liabilities assumed based on fair value. The estimated fair value attributed to intangible assets, other than goodwill, was based on common valuation techniques. The fair value of acquired software was estimated using a cost approach based on assumptions of our historical software development costs. The fair value of trade names was based on an income approach with key assumptions including estimated royalty rates to license the trade names from a third party. The valuation of customer relationships utilized an income approach and discounted cash flows taking into consideration the number of customer relationships acquired and estimated customer turnover.

The value of the deferred tax asset and goodwill as disclosed above reflect a subsequent measurement period adjustment of $0.2 million recorded during the three months ended June 30, 2015 to record the final calculation of acquired deferred tax assets. The residual allocation to goodwill results from such factors as an assembled workforce, expected significant synergies for market growth and profitability as well as Omnilink’s service and product lines contributing to our becoming the market leader in select IoT vertical markets. The total amount of goodwill will not be deductible for income tax purposes.

NUMEREX CORP. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Unaudited Pro forma Results

The consolidated statement of operations and comprehensive (loss) income for the year ended December 31, 2014 includes approximately $8.7 million of revenues contributed by Omnilink products and services for the period from May 5, 2014 through December 31, 2014. Immediately upon closing the merger, we began integrating Omnilink’s operations with our existing operations. As a result, the legacy and acquired businesses are now sharing various selling, general and administrative functions. Any measure of stand-alone profitability for Omnilink in the post-acquisition period is not material and cannot be calculated accurately due to the shared cost structure of the acquired and legacy businesses.

The following table presents the unaudited pro forma consolidated net revenues, income (loss) from continuing operations before income taxes and net income (loss) for the year ended December 31, 2014, based on the historical statements of operations of Numerex and of Omnilink, giving effect to the Omnilink merger and related financing as if they had occurred on January 1, 2014. The unaudited pro forma financial information is not necessarily indicative of what the consolidated results of operations actually would have been had the acquisition occurred at the beginning of 2014. In addition, the unaudited pro forma financial information does not attempt to project the future results of operations of the combined company (in thousands, except per share data).

Unaudited Pro Forma Results
Year Ended December 31,
2014
Net revenues	$98,134
Income (loss) from continuing operations, before income tax	2,719
Net income (loss)	2,147
Basic and diluted income (loss) per common share	0.11

The unaudited pro forma financial information above gives effect to the following:

•	Adjust depreciation expense for a 2014 net historical Omnilink reduction of $0.1 million for the effect of recording property and equipment at estimated fair value.

•	Adjust amortization expense for a 2014 net increase of $0.3 million for the effect of recording intangible assets at estimated fair value.

•
Adjust interest expense for a 2014 net increase of $0.1 million due to the repayment of Omnilink's debt balances in conjunction with the merger and the merger-related debt incurred by Numerex and related amortization of deferred financing costs.

•	Adjust expense by $1.0 million to reclassify expense recorded for merger-related costs in the year ended December 31, 2014.

The unaudited pro forma results do not include any revenue or cost reductions that may be achieved through the business combination, or the impact of non-recurring items directly related to the business combination.

NOTE C - DISCONTINUED OPERATIONS

In June 2014, we completed the sale and disposition of components of our business classified as discontinued operations. These components were classified as discontinued operations in June 2013, when we decided to exit certain businesses and related products that were not core to future business plans. These non-core businesses include BNI Solutions, Inc. (BNI), Digilog, Inc. and DCX Systems, Inc. These businesses were previously reported in our consolidated financial statements as a separate segment, “Other Services”. The related products and services include video conferencing hardware and installation of telecommunications equipment, all of which were unrelated to our core IoT communication products and services.

NUMEREX CORP. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

All assets and liabilities of discontinued operations were disposed of during the quarter ended June 30, 2014 as a result of the completed sale of all the capital stock of BNI. All revenue and expense of the discontinued operations were reclassified and presented in the accompanying consolidated statements of operations and comprehensive (loss) income as loss from discontinued operations, net of income taxes, after (loss) income from continuing operations, net of income tax benefit and before net (loss) income. Similarly, all cash flows of the discontinued operations were reclassified and presented in the accompanying consolidated statements of cash flows as net cash provided by discontinued operations.

On June 30, 2014, we completed the sale of all of the capital stock of BNI and the disposition of the remaining discontinued operations. The following table presents the financial results of the discontinued operations (in thousands):

Year Ended December 31,
2014
Revenues from discontinued operations	$207
Loss from discontinued operations before income taxes	$(285)
Income tax benefit	(127)
Loss from discontinued operations, net of income taxes	(158)
Loss on disposal of subsidiary included in discontinued operations	(309)
Loss on dissolution of subsidiaries included in discontinued operations	(25)
Net loss from discontinued operations	$(492)

There are no assets or liabilities reported as discontinued operations as of December 31, 2016 and 2015, due to our disposal of all discontinued operations.

NOTE D - FAIR VALUE MEASUREMENTS

We account for certain assets at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. We categorize each of our fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1-Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2-Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3-Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Assets measured at fair value on a recurring basis comprise only investments in short-term US Treasury Funds of $0 and $15.5 million as of December 31, 2016 and 2015, respectively. The investments were classified as available for sale debt securities included in cash and cash equivalents in the consolidated balance sheets and are categorized as Level 1 measurements in the fair value hierarchy. We do not have any liabilities measured at fair value on a recurring basis.

NUMEREX CORP. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

The following table summarizes assets measured at fair value on a nonrecurring basis during the year ended December 31, 2016 and 2015 (in thousands):

	2016
	Fair Value	Level 3	Total Losses
June 30, 2016
DIY Reporting Unit
Technology	$164	$164	$81
Goodwilll	1,441	1,441	215
December 1, 2016
Omnilink Reporting Unit
Indefinite lived trade names	918	918	2,054
Goodwill	7,925	7,925	9,655
Total nonrecurring fair value measurements	$10,448	$10,448	$12,005

	2015
	Fair Value	Level 3	Total Losses
September 30, 2015
DIY Reporting Unit
Amortizing Intangible Assets	$825	$825	$446
Goodwilll	1,656	1,656	924
October 1, 2015
Omnilink Reporting Unit
Amortizing intangible assets	4,900	4,900	660
Indefinite lived trade names	2,972	2,972	682
Total nonrecurring fair value measurements	$10,353	$10,353	$2,712

See Note J - Intangible Assets for more information.

NOTE E - ACCOUNTS RECEIVABLE

Accounts receivable and related allowance for doubtful accounts consisted of the following (in thousands):

	As of December 31,
	2016	2015
Accounts receivable	$9,748	$9,218
Unbilled accounts receivable	455	637
Allowance for doubtful accounts	(767)	(618)
	$9,436	$9,237

NUMEREX CORP. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE F - FINANCING RECEIVABLES

We lease certain hardware devices to a small number of hardware distributors under sales-type leases expiring in various years through 2021. These receivables typically have terms ranging from two to four years and bear interest at 2%. Because the devices are not functional on our network without an active service agreement with us, we can de-activate devices for non-payment, and have therefore established a history of successfully collecting amounts due under the original payment terms without making concessions to customers. In addition, our long-standing relationships with these high credit quality customers support our assertion that revenues are fixed and determinable and probable of collection.

The components of financing receivables were as follows (in thousands):

	As of December 31,
	2016	2015
Total minimum lease payments receivable	$4,005	$4,266
Unearned income	(133)	(156)
Present value of future minimum lease payments receivable	3,872	4,110

Current Portion	1,778	1,780
Amounts due after one year	$2,227	$2,330

Future minimum lease payments to be received subsequent to December 31, 2016 are as follows (in thousands):

2017	$1,854
2018	1,192
2019	665
2020	289
2021	5
$4,005

Our financing receivables are comprised of a single portfolio segment because of the small number of customers and the similar nature of the sales-type leasing arrangements. We evaluate the credit quality of financing receivables based on a combination of factors, including, but not limited to, customer collection experience, economic conditions, the customer’s financial condition and known risk characteristics impacting the respective end users of our customers.

We utilize historical collection experience from our population of similar customers to establish any allowance for credit losses. Financing receivables are placed in non-accrual status after 60 days of nonpayment and written off only after we have exhausted all collection efforts. We have been successful collecting financing receivables and consider the credit quality of such arrangements to be good. We have not experienced any material credit losses for any period in the three years ended December 31, 2016. Customer payments are considered past due if a scheduled payment is not received within contractually agreed upon terms. As of December 31, 2016, there were no financing receivables past due more than 30 days.

NOTE G - INVENTORY

Inventory consisted of the following (in thousands):

	As of December 31,
	2016	2015
Raw materials	$2,953	$1,903
Finished goods	8,504	8,420
Inventory reserves	(2,446)	(2,706)
	$9,011	$7,617

NUMEREX CORP. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE H - PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other current assets consisted of the following (in thousands):

	As of December 31,
	2016	2015
Prepaid expenses	$749	$752
Deferred costs	526	718
Other	146	417
	$1,421	$1,887

Other noncurrent assets consisted of the following (in thousands):

	As of December 31,
	2016	2015
Deferred activation fees	$360	$293
Deposits	114	116
	$474	$409

During 2011, we purchased and installed telecommunication infrastructure equipment and related equipment to improve the capacity and functionality of our devices operating on one of our carrier networks. To comply with the needs of one of our carriers and in exchange for more favorable carrier fees, we transferred the legal right to the equipment to the vendor. Thus, our existing agreement with this vendor was amended to provide for the new carrier fees and the legal transfer of the equipment. We accounted for this transaction as a non-monetary exchange. The $2.2 million cost of the equipment was determined to be its fair value and we recorded this transaction by transferring the equipment cost to prepaid carrier fees. During 2014, we made a prepayment of $0.4 million to the same carrier to license additional network access, which is recorded within prepaid expenses . Both prepaid expenses were being amortized in cost of sales for subscription and support revenue on a straight-line basis over the term of the agreement, which was to expire in 2021.

In September 2015, we entered into a mutual agreement with the vendor to (1) cancel the existing agreement, (2) purchase certain equipment from the vendor and (3) assume certain national carrier and other agreements from the vendor. Total consideration was $1.2 million and included (1) $0.5 million in cash, (2) 30,000 shares of our common stock having a value of $0.3 million and (3) the prepayment above to license additional network access having a carrying value of $0.4 million. Consummation of the transaction, which was contingent upon obtaining consents from certain of our vendor’s carriers, closed in October 2015. During negotiations with the vendor in the third quarter for the fiscal year 2015, a triggering event was identified for purposes of assessing long-lived assets for impairment, as it was more likely than not that the aforementioned assets would be disposed of significantly before the end of their previously estimated useful life. As a result of this transaction and in conjunction with a separate agreement with a mutual national carrier, we determined that the prepaid carrier fees had no continuing value. We recorded a charge of $1.3 million in cost of sales to write-off the carrying value of the prepaid carrier fees as a settlement of a pre-existing relationship with the vendor. The impairment charge affected multiple reporting units.

NUMEREX CORP. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE I - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following (in thousands):

	As of December 31,
	2016	2015
Computer, network and other equipment	$8,805	$7,150
Monitoring equipment	5,692	3,015
Furniture and fixtures	486	888
Leasehold improvements	264	374
Total property and equipment	15,247	11,427
Accumulated depreciation and amortization	(9,225)	(6,632)
	$6,022	$4,795

During the year ended December 31, 2016, we transferred $2.7 million of inventory to monitoring equipment within property and equipment. Monitoring equipment includes devices and hardware owned by us and used by customers under managed service arrangements. Depreciation expense for monitoring equipment included in cost of sales for subscription and support revenues in the accompanying consolidated statements of operations and comprehensive (loss) income was $1.4 million, $0.8 million and less than $0.3 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Depreciation and amortization expense for property and equipment, including assets totalling $1.2 million recorded as capital leases, was $1.5 million, $2.0 million, and $1.6 million for the years ended December 31, 2016, 2015, and 2014 respectively.

NOTE J - INTANGIBLE ASSETS

Impairment Charges

During the second quarter of 2016, management evaluated and determined that the Omnilink and Do-It-Yourself (DIY) product lines and reporting units should be tested for impairment as a result of lower than expected operating results, which were related to strategic changes and delays associated with the launch of a new personal tracking product line. Management initiated a quantitative two-step goodwill impairment test by comparing the carrying value of the net assets of the respective units to their fair values based on a discounted cash flow analysis. Based on our assessment under the two-step impairment test, we determined that the fair values of these reporting units were less than the respective carrying values; therefore we performed Step 2 of the impairment test, which indicated that goodwill was impaired, and we recorded $4.2 million in impairment charges.

We elected to change our annual goodwill impairment testing measurement date from October 1 to December 1 effective October 1, 2016, primarily to better align our measurement date with our financial projections, as well as our annual strategic, financial planning, and budgeting processes. There was no impact on our analysis from the change in measurement date.

As part of our annual assessment of goodwill at December 1, 2016, the carrying values of our Omnilink and DIY reporting units were found to be greater than the calculated fair values. Significant assumptions used in our assessment included the discount rates, growth rate assumptions, long term growth rates assumptions, and EBITDA margins. Accordingly, we performed a Step 2 analysis for these reporting units and recorded goodwill impairment of $7.4 million for our Omnilink reporting unit. No impairment was recorded for DIY goodwill as no impairment was indicated in the Step 2 analysis. As part of our December 1, 2016 assessment we also recorded $0.4 million of impairment related to the Omnilink Trade Name. The decrease in the fair value of the DIY reporting unit was principally due to the reporting unit not generating results of operations consistent with our expectations and previous forecasts. The decrease in the fair value of the Omnilink reporting unit was due to two customer contracts which were not renewed during December 2016.

We recorded a total of $2.7 million in impairment charges for goodwill and other intangible assets during the year ended December 31, 2015.

NUMEREX CORP. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

During 2015, our Do-It-Yourself (DIY) product line and reporting unit did not generate results of operations consistent with our expectations and previous forecasts and management was evaluating different strategic options for the reporting unit. These factors were triggering events that it was more likely than not that the fair value of the DIY reporting unit was less than its carrying amount. As a result, we performed our initial assessment of goodwill for impairment, along with other intangible assets of the DIY reporting unit, in the period ended September 30, 2015. Based on preliminary Step 2 calculations, we recorded impairment charges of $0.9 million for goodwill and $0.3 million for patents during the period ended September 30, 2015. We recorded an additional $0.1 million impairment charge for customer relationship intangible assets upon finalizing the Step 2 calculation during the three months ended December 31, 2015.

As part of our annual assessment of goodwill and other intangible assets for impairment as of October 1, 2015, we determined that technology and indefinite-lived trade names acquired in the merger with Omnilink were each impaired by $0.7 million. The decrease in the fair value of both trade names and technology was principally due to a change in the projected revenues and financial returns on intangible assets from the amounts originally projected at the date of the merger.

Changes in values are summarized as follows (in thousands):

		DIY				Omnilink
	Total Impairment	Goodwill	Technology	Patents	Customer Relationships	Goodwill	Trade Names	Technologies
January 1, 2015		$2,580	$245	$748	$1,241	$17,580	$3,632	$4,753
Impairment	$(2,712)	(924)	—	(325)	(121)	—	(660)	(682)
December 31, 2015		$1,656	$245	$423	$1,120	$17,580	$2,972	$4,071
Impairment	$(12,005)	$(215)	$(81)	$—	$—	$(9,655)	$(2,054)	$—
December 31, 2016		$1,441	$164	$423	$1,120	$7,925	$918	$4,071
Accumulated Amortization		$—	$(42)	$(213)	$(736)	$—	$—	$(780)
Carrying Value -December 31, 2016		$1,441	$122	$210	$384	$7,925	$918	$3,291

Intangible Assets Other Than Goodwill

Intangible assets other than goodwill are summarized as follows (dollars in thousands):

	As of December 31, 2016				As of December 31, 2015
	Remaining Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Purchased and developed software	1.8	$18,205	$(12,806)	$5,399	$15,399	$(9,503)	$5,896
Software in development	n/a	1,131	—	1,131	1,250	—	1,250
Total software		19,336	(12,806)	6,530	16,649	(9,503)	7,146
Licenses	2.6	13,215	(12,534)	681	13,215	(12,167)	1,048
Customer relationships	7.6	8,167	(3,039)	5,128	8,167	(2,285)	5,882
Technologies	11.1	4,235	(822)	3,413	4,316	(595)	3,721
Patents and trademarks	2.0	3,747	(2,368)	1,379	4,236	(2,137)	2,099
Trade names	Indefinite	918	—	918	2,972	—	2,972

Total other intangible assets		30,367	(18,848)	11,519	32,906	(17,184)	15,722
		$49,703	$(31,654)	$18,049	$49,555	$(26,687)	$22,868

Remaining useful lives in the preceding table were calculated on a weighted average basis as of December 31, 2016. We did not incur costs to renew or extend the term of acquired intangible assets during the year ended December 31, 2016. Amortization expense for intangible assets for the years ended December 31, 2016, 2015 and 2014 was $5.0 million, $5.1 million, and $4.6 million, respectively. In addition, $0.3 million of amortization expense for intangible assets is recorded in cost of subscription and support revenue in the accompanying consolidated statement of operations and comprehensive (loss) income for each of the years ended December 31, 2016 and 2015, and $0.2 million for the year ended December 31, 2014.

NUMEREX CORP. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

During the years ended December 31, 2016 and 2015, we capitalized approximately $1.6 million and $2.2 million, respectively, of internally developed software costs. Amortization expense for capitalized internally developed software for the years ended December 31, 2016, 2015 and 2014 was $1.9 million, $1.7 million and $1.4 million, respectively, included in total amortization expense disclosed above.

Amortization expense for the next five years is summarized as follows based on intangible assets as of December 31, 2016 (in thousands):

2017	$4,315
2018	3,308
2019	1,679
2020	1,021
2021	960
Thereafter	4,440
$15,723

Goodwill and Trade Names

The carrying amount of goodwill and trade names for the years ended December 31, 2016 and 2015, are as follows (in thousands):

	Goodwill	Trade names
December 31, 2014	44,348	3,632
Impairment	(924)	(660)
December 31, 2015	$43,424	$2,972
Impairment	(9,870)	(2,054)
December 31, 2016	$33,554	$918

Our gross goodwill balance as of December 31, 2016, 2015, and 2014 was $48.7 million. Accumulated impairment losses were $15.1 million as of December 31, 2016, and $5.3 million as of December 31, 2015.

NOTE K - INCOME TAXES

The provision (benefit) for income taxes consisted of the following (in thousands):

	Years Ended December 31,
	2016	2015	2014
Current:
Federal	$208	$(31)	$73
State	10	13	38
Reserve	(34)	(36)	(57)
Deferred:
Federal	(467)	9,142	546
State	(57)	814	(181)
	$(340)	$9,902	$419

NUMEREX CORP. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Income taxes recorded by us differ from the amounts computed by applying the statutory U.S. federal income tax rate to (loss) income before income taxes. The following schedule reconciles income tax provision (benefit) at the statutory rate and the actual income tax expense as reflected in the consolidated statements of operations and comprehensive (loss) income for the respective periods (in thousands):

	Years Ended December 31,
	2016	2015	2014
Income tax expense (benefit) computed at
U.S. corporate tax rate of 34%	$(8,384)	$(3,147)	$903
Adjustments attributable to:
Valuation allowance	4,486	13,053	1,077
Income tax payable adjustments	210	—	—
State income tax	(50)	13	24
Reserve for uncertain tax positions	(34)	(36)	(57)
Goodwill impairment	3,283	—	—
Nondeductible expenses	8	19	(1,575)
Other	141	—	47
	$(340)	$9,902	$419

In 2016, we continued to maintain our full valuation allowance on our deferred tax assets, as we have determined that we would not meet the criteria of “more likely than not” that our federal and state net operating losses and certain other deferred tax assets would be recoverable. This determination was based on our assessment of both positive and negative evidence regarding realization of our deferred tax assets, in particular, the strong negative evidence associated with our cumulative loss over the past three years. As a result of the adoption of the guidance improving accounting for share based payments, we reduced our deferred tax assets as well as the offsetting valuation allowance by $3.4 million. See Note A - Summary of Significant Accounting Policies.

During 2015, we determined that we would not meet the criteria of “more likely than not” that our federal and state net operating losses and certain other deferred tax assets would be recoverable. This determination was based on our assessment of both positive and negative evidence regarding realization of our deferred tax assets, in particular, the strong negative evidence associated with our cumulative loss over the past three years. Accordingly, we recorded a valuation allowance against these items. The deferred tax assets consist of federal net operating losses, state net operating losses, tax credits, and other deferred tax assets, most of which expire between 2016 and 2036. As a result of recording the valuation allowance, we recognized deferred tax expense of $9.9 million for the year ended December 31, 2015. Income tax expense recorded in the future will be reduced or increased to the extent of offsetting decreases or increases to the valuation allowance.

During the year ended December 31, 2014, we determined that it would be more likely than not, that certain additional state net operating losses would also be recoverable. We maintained a valuation allowance against certain other deferred tax assets that we determined we would likely not utilize before expiration. Deferred tax assets that were still subject to a valuation allowance include certain state net operating losses, tax credits, capital loss carryforward and foreign net operating losses. As a result of the release of the valuation allowances we recognized a deferred tax benefit of $0.2 million during the year ended December 31, 2014. Additionally, the valuation allowance increased by $1.3 million due to a capital loss carryforward for the year ended December 31, 2014.

NUMEREX CORP. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

 The components of our net deferred tax assets and liabilities are as follows (in thousands):

	As of December 31,
	2016	2015
Deferred tax assets:
Inventories	$914	$1,005
Accruals	927	839
Other current deferred tax assets	—	88
Equity-based compensation	3,182	2,970
Federal, state and foreign net operating loss carry forwards	20,942	13,677
Tax credit carry forward	1,284	1,284
Deferred revenue	—	23
Difference between book and tax basis of property	257	—
Valuation allowance	(24,622)	(16,417)
	2,884	3,469

Deferred tax liabilities:
Difference between book and tax basis of property	—	(191)
Intangible assets	(3,352)	(4,270)
	(3,352)	(4,461)
Net deferred tax liabilities	$(468)	$(992)

The decrease in deferred tax liabilities related to federal and state net operating loss carry forwards is primarily due to increasing the valuation allowance on net operating loss carryforwards. Net operating loss carryforwards available at December 31, 2016 expire as follows (in thousands):

		Year of
	Amount	Expiration

Federal net operating losses	$48,276	2023-2036
State net operating losses	65,345	2016-2036
Alternative minimum tax credit carryforwards	771	n/a
General business credit carryforwards	513	2018-2031

We file U.S., state and foreign income tax returns in jurisdictions with varying statutes of limitation. The 2002 through 2015 tax years generally remain subject to examination by federal and most state tax authorities. However, certain returns from years as early as 1998, in which net operating losses were generated, remain open for examination by the tax authorities.

As of December 31, 2016, we have evaluated liabilities for uncertain tax positions, and as a result have determined that there is no need for a liability for unrecognized tax benefits. As of December 31, 2015, we recorded a net decrease to the liability for unrecognized tax benefits of less than $0.1 million in income tax benefit. This amount is comprised of tax benefits recognized due to expiration of statute of limitations on certain prior period state tax matters and the corresponding accrual of estimated penalties and interest. Our total unrecognized tax benefits as of December 31, 2015 were less than $0.1 million including estimated penalties and interest.

NUMEREX CORP. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

The following table summarizes the activity related to our unrecognized tax benefits, net of federal benefit, and excludes interest and penalties (in thousands):

	2016	2015
Balance at January 1,	$25	$54
Decreases as a result of positions taken during prior periods	(25)	(29)
Balance at December 31,	$—	$25

NOTE L - OTHER LIABILITIES

Other current liabilities consisted of the following (in thousands):

	As of December 31,
	2016	2015
Payroll related	$1,545	$898
Accrued expenses	1,664	1,966
	$3,209	$2,864

Other noncurrent liabilities consisted of the following (in thousands):

	As of December 31,
	2016	2015
Deferred revenue	$721	$993
Deferred rent	39	863
Sublease loss	696	0
Other	56	35
	$1,512	$1,891

NOTE M - DEBT

Debt consisted of the following (dollars in thousands):

	As of December 31,
	2016	2015

Note payable to Silicon Valley Bank, repaid in 2016	$—	$19,349
Note payable to Crystal Financial LLC, with interest at LIBOR plus Margin	17,000
Less deferred financing costs	(840)	(440)
	16,160	18,909
Less current portion of long-term debt	(1,275)	(3,600)
Noncurrent portion of long-term debt	$14,885	$15,309

NUMEREX CORP. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Crystal Financial LLC Loan

On March 15, 2016, we and certain of our wholly-owned, consolidated subsidiaries entered into a new term loan agreement with Crystal Financial LLC as Term Agent, and the term lenders party thereto (the “Crystal Loan Agreement”) pursuant to which the term lenders made a term loan to us in the amount of $17.0 million. The net proceeds from the term loan (after payment of the fees and expenses of the Term Agent), along with $2.9 million of cash on hand, were used to repay the $19.4 million outstanding debt under the Silicon Valley Bank (SVB) Loan Agreement and pay related transaction fees. We recorded a charge of $0.3 million to loss on extinguishment of debt for unamortized deferred financing costs related to the SVB Loan Agreement during the year ended December 31, 2016.

The maturity date of the term loan was March 15, 2020. We were required to make regular quarterly principal payments of $0.6 million beginning September 1, 2017 with the balance due on the maturity date, if not otherwise repaid earlier by way of voluntary prepayments, or upon the occurrence of certain Prepayment Events or Excess Cash Flow (as defined in the Crystal Loan Agreement), or as a result of acceleration of the loan as a result of an event of default. Prepayments of the loan were subject to a prepayment penalty of 3% of the amount prepaid if prepayment occurs prior to the first anniversary of the closing date and 2% of the amount prepaid if the prepayment occurs on or after the first anniversary of the closing date but prior to the second anniversary date of the closing date. There was no prepayment penalty for prepayments that occur on or after the second anniversary of the closing date. The interest rate payable on the outstanding loan amount was determined by reference to LIBOR plus a margin established in the agreement. At December 31, 2016, the applicable interest rate was 9.5%.

Our obligations under the Crystal Loan Agreement were secured by a first priority security interest in substantially all of our assets and the assets of our subsidiaries. In addition, we were required to meet certain financial and other restrictive covenants customary with this type of facility, including maintaining a minimum Adjusted EBITDA, minimum Consolidated Fixed Charge Coverage Ratio, maximum Consolidated Total Net Leverage, maximum Subscriber Churn, and minimum Liquidity, all of which are defined in the Crystal Loan Agreement. We were also prohibited from incurring indebtedness, disposing of or permitting liens on our assets and making restricted payments, including cash dividends on shares of our common stock, except as expressly permitted under the Crystal Loan Agreement. The agreement contained customary events of default. If a default occurs and was not cured within the applicable cure period or was not waived, any outstanding obligations under the agreement may be accelerated. As of December 31, 2016, we were not in compliance with our covenants. We have obtained waivers of non-compliance from Crystal Financial LLC and have amended our financial covenants as of March 31, 2017.

On July 29, 2016 and November 3, 2016, we entered into amendments to the Crystal Loan Agreement to modify the covenant relating to the Maximum Subscriber Churn and amend the definition of Adjusted EBITDA. On March 31, 2017, we entered into an amendment to the Crystal Loan Agreement to modify the covenants related to minimum adjusted EBITDA, minimum fixed charge ratio, maximum net leverage, and maximum subscriber churn.

Silicon Valley Bank Loan

On May 5, 2014, we entered into a Second Amended and Restated Loan and Security Agreement (the “SVB Loan Agreement”) with Silicon Valley Bank in order to, among other things, establish a term loan of $25.0 million and a revolving line of credit of up to $5.0 million (collectively, the “Credit Facility”). The proceeds from the term loan were used to finance the Omnilink merger. See Note B - Merger and Acquisitions. The first amendment to the SVB Loan Agreement on November 3, 2015 (the “Amendment”), further described below, eliminated the availability of any subsequent advances under the Credit Facility; however, we maintained $0.2 million in outstanding unused letters of credit.

The maturity date of the loan was May 5, 2019 with regular required quarterly principal payments which began June 30, 2014. The remaining principal of $5.0 million would have been due at maturity if not otherwise repaid earlier by way of voluntary Permitted Prepayments or by mandatory Excess Cash Flow Recapture Payments (as defined in the SVB Loan Agreement). The interest rate applicable to amounts drawn pursuant to the SVB Loan Agreement was 2.75% at December 31, 2015 and was, at our option, determined by reference to the prime rate or LIBOR plus a margin established in the SVB Loan Agreement.

Our obligations under the Credit Facility were secured by substantially all of our assets and the assets of our subsidiaries. In addition, we were required to meet certain financial and other restrictive covenants customary with this type of facility, including maintaining a senior leverage ratio, a fixed charge coverage ratio and minimum liquidity availability. We were also prohibited from entering into any debt agreements senior to the Credit Facility and paying dividends. The SVB Loan Agreement contained customary events of default. If a default occurred and was not cured within the applicable cure period or was not waived, any outstanding obligations under the Credit Facility may have been accelerated.

NUMEREX CORP. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

In connection with our acquisition of a small technology business in October 2012, we entered into a Promissory Note of $1.9 million payable to the sellers of the business. This Promissory Note is subordinate to the Credit Facility, bears interest at the greater of prime plus 1% or 4.25% and is payable in monthly installments. As of December 31, 2015, the Promissory Note was paid in full.

The future maturities under the Crystal Loan Agreement are summarized as follows (in thousands):

2017	$1,275
2018	2,550
2019	2,550
2020	10,625
$17,000

NOTE N - LEASES, COMMITMENTS AND CONTINGENCIES

Operating Leases

We lease certain property and equipment under non-cancelable operating leases. The leases expire at various dates through 2022. Certain of our leases for office space have annual periods of free rent and escalation clauses of up to 2.5% or $1.00 per square foot, which are straight lined over the term of the lease. The leases also have options to renew for 60-65 months at the end of their terms. Rent expense, including short-term leases, amounted to approximately $1.2 million, $1.7 million and $1.6 million for the years ended December 31, 2016, 2015 and 2014, respectively. Future minimum lease payments under such non-cancelable operating leases subsequent to December 31, 2016, are as follows (in thousands):

Year Ending December 31,
2017	$1,785
2018	1,489
2019	1,233
2020	1,172
2021	1,160
Thereafter	870
$7,709
We sublease certain office space under non-cancelable operating leases. The leases expire at various dates through 2022. One of our subleases has an escalation clause of 3% annually. For the year ended December 31, 2015, we recognized a loss of $0.1 million related to our subleases recorded in general and administrative expense. Future minimum sublease payments under such non-cancelable operating leases subsequent to December 31, 2016, are as follows (in thousands):

Year Ending December 31,
2017	$244
2018	249
2019	256
2020	262
2021	269
Thereafter	205
$1,485

Purchase Commitments

We utilize several third-party contract manufacturers to manufacture our products and perform testing of finished products. These contract manufacturers acquire components and build products based on non-cancellable purchase commitments, which typically cover periods less than 12 months. Consistent with industry practice, we acquire components through purchase orders based on projected demand. As of December 31, 2016, we had $5.1 million in open purchase commitments for inventory.

NUMEREX CORP. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Product Warranties

We typically provide a limited, one-year repair or replacement warranty on purchased hardware-based products. We provide limited repair or replacement warranty on managed service hardware-based products over the term of the managed service agreement ranging from three to five years. To date, warranty costs and the cost of maintaining our warranty programs have not been material to our business.

Capital Leases

We record leases in which we have substantially all of the benefits and risks of ownership as capital leases and all other leases as operating leases. For leases determined to be capital leases, we record the assets held under capital lease and related obligations at the lesser of the present value of aggregate future minimum lease payments or the fair value of the assets held under capital lease. We amortize the underlying assets over the expected life of the assets if we expect to retain title to the assets at the end of the lease term; otherwise we amortize the asset over the term of the lease.

In March 2016, we entered into a 60-month lease arrangement for computer and network equipment, software and related costs having a value of $1.2 million. The lease commenced in April 2016 and is accounted for as a capital lease, and is recorded in property and equipment, net. Future minimum capital lease payments and the present value of the net minimum lease payments for the capital leases as of December 31, 2016 are as follows (in thousands):

Total minimum lease payments	$1,211
Less amounts representing interest	(123)
Present value of future minimum lease payments	1,088
Less current portion	(291)
Amounts due after one year	$797

During 2013, we entered into a sale leaseback arrangement for computer and network equipment having a value of $0.7 million and expiring in 2015. The arrangement was recorded as a capital lease because we retained the risks and benefits of the underlying assets. As of December 31, 2015, this capital lease has been paid in full.
NOTE O - EQUITY-BASED COMPENSATION

For the years ended December 31, 2016, 2015 and 2014, equity-based compensation expense was $2.7 million, $2.7 million and $2.6 million, respectively. We have outstanding awards granted pursuant to three shareholder approved equity-based compensation plans: the Long Term Incentive Plan (1999 Plan) the 2006 Long Term Incentive Plan (2006 Plan) and the 2014 Stock and Incentive Plan (2014 Plan). The 1999 Plan was terminated and replaced by the 2006 Plan. The 2006 Plan was terminated and replaced by the 2014 Plan. Equity-based awards outstanding under the 1999 and 2006 Plan remain in effect, but no new awards may be granted under those plans. A total of 6.3 million shares of our common stock have been reserved for issuance through the plans. Stock options and stock-settled stock appreciation rights (SARs) are generally granted with an exercise price equal to the market price of our common stock on the date of grant; the awards generally vest over four years of continuous service and have a contractual term of ten years. Grants of non-vested restricted stock awards to employees generally vest over four years of continuous service and grants to non-employee directors generally vest over one year. Certain awards provide for accelerated vesting if there is a change in control (as defined in the plans).

The recipient of a SAR is generally entitled to receive, upon exercise and without payment to us (but subject to required tax withholdings), that number of shares having an aggregate fair market value as of the date of exercise multiplied by an amount equal to the excess of the fair market value per share on the date of exercise over the fair market value per share at the date of the grant.

The fair value of stock options and SARs is estimated on the date of grant using the Black-Scholes option pricing model. Certain grants to executives require achievement of market conditions before the grant may be exercised. The fair value of awards with market exercise conditions is estimated on the date of grant using a lattice model with a Monte Carlo simulation. The fair value of all awards is amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period of four years.

NUMEREX CORP. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Use of a valuation model requires us to make certain assumptions with respect to selected model inputs. Changes in these input variables would affect the amount of expense associated with equity-based compensation. Expected volatility is based on the historical volatility of our common shares over the expected term of the stock option or SAR. Expected term is based on historical exercise and employee termination data and represents the period of time that options and SARs are expected to be outstanding. The risk-free interest rate is based on U.S. Treasury Daily Treasury Yield Curve Rates corresponding to the expected life assumed at the date of grant. Dividend yield is zero as there are no payments of dividends made or expected. The fair value of non-vested restricted stock awards is based on the fair market value of the shares awarded at the date of grant multiplied by the number of shares awarded.

The weighted average assumptions to estimate the grant date fair value of stock options and SARs, including those with market conditions, are summarized as follows:

	Years Ended December 31,
	2016	2015	2014
Volatility	42.4%	43.0%	57.8%
Expected term (in years)	5.4	5.5	6.2
Risk-free rate	1.40%	1.65%	1.88%
Dividend yield	—%	—%	—%

A summary of stock option and SARs activity as of and for the year ended December 31, 2016 follows (shares in thousands):

		Weighted
		Average
	Shares	Exercise Price
Outstanding, January 1, 2016	1,529	$8.69
Granted	966	7.11
Exercised	(238)	4.32
Forfeited or expired	(608)	9.77
Outstanding, at December 31, 2016	1,649	7.97
Exercisable at December 31, 2016	453	9.04

As of December 31, 2016, stock options and SARs are further summarized as follows (shares and dollars in thousands):

	Outstanding	Exercisable
Total shares	1,649	453
Aggregate intrinsic value	$562	$562
Weighted-average remaining contractual term (years)	7.9	4.6

The weighted average grant-date fair value of stock options and SARs granted during the years ended December 31, 2016, 2015 and 2014 was $2.85, $3.04, and $6.45, respectively.

NUMEREX CORP. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Stock option and SARs exercise data is summarized as follows (in thousands):

	Years Ended December 31,
	2016	2015	2014
Options and SARs exercised	238	56	270
Net shares issued	158	51	214
Total intrinsic value exercised	$559	$195	$1,533
Cash received	$537	$254	$931
Recognized tax benefit	$559	$96	$1,300

Non-vested restricted stock award activity for the year ended December 31, 2016 is summarized as follows (shares in thousands):

	Shares	Weighted Average Grant Date Fair Value
Outstanding, as of January 1, 2016	538	$9.59
Granted	432	7.14
Vested	(168)	9.12
Forfeited	(139)	9.7
Outstanding, as of December 31, 2016	663	8.08

The total fair value of non-vested restricted shares that vested during the years ended December 31, 2016, 2015 and 2014 was $1.5 million, $2.0 million, and $1.1 million, respectively.

As of December 31, 2016, 0.7 million shares remain available for grant under the 2014 Plan. Shares available from prior plans were transferred to the successor plan. No shares remain available under any prior plans. Total unrecognized compensation costs related to all non-vested equity-based compensation arrangements was $6.2 million as of December 31, 2016 and is expected to be recognized over a weighted-average period of 1.9 years.

The Company adopted ASU No. 2016-09, Compensation - Stock Compensation: Improvements to Employee Share-Based Payment Accounting, in fiscal 2016. Under the new guidance, companies will no longer record excess tax benefits and certain tax deficiencies in additional paid-in capital. Instead, all excess tax benefits and tax deficiencies should be recognized as income tax expense or benefit in the income statement, and additional paid-in capital pools will be eliminated. The guidance requires companies to present excess tax benefits as an operating activity on the statement of cash flows rather than as a financing activity. See Footnote K - Income Taxes.

Prior to the adoption of ASU No. 2016-09, cash flows resulting from the tax benefits generated by tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) are classified as financing cash flows. During the year ended and 2014, the Company realized tax benefits from stock options generated in previous and current periods resulting in approximately $82,000 of gross excess tax benefits which are included within equity-based compensation activity, net, as a component of cash flows from financing activities in the accompanying 2014 consolidated statement of cash flows.

NOTE P - OTHER INCOME, NET

Other income, net includes $1.1 million for the year ended December 31, 2014 for a pre-tax gain on the sale of a cost method investment in a privately-held business. The carrying value of our investment was $0.2 million and we sold it for proceeds of $1.3 million.

NUMEREX CORP. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE Q - SIGNIFICANT CUSTOMERS AND SUPPLIERS, CONCENTRATION OF CREDIT RISK AND RELATED PARTIES

One hardware customer accounted for 0.5%, 14.4% and 11.1%, or $0.3 million, $12.8 million and $13.5 million, of our consolidated revenue for the years ended December 31, 2016, 2015, and 2014, respectively. Accounts receivable from this customer was $0.4 million for the year ended December 31, 2015.

We had five suppliers from which our purchases were 76% of our hardware cost of sales, and four suppliers from which our purchases were 46% of our service cost of sales for the year ended December 31, 2016. Our accounts payable to these suppliers totaled $8.1 million at December 31, 2016.

We had five suppliers from which our purchases were 82% of our hardware cost of sales, and four suppliers from which our purchases were 70% of our service cost of sales for the year ended December 31, 2015. Our accounts payable to these suppliers totaled $4.2 million at December 31, 2015.

We had four suppliers from which our purchases were 72% of our hardware cost of sales, and four suppliers from which our purchases were 68% of our service cost of sales for the year ended December 31, 2014.

The Ryan Law Group is a related party. Mr. Andrew Ryan is a member of our Board of Directors and principal partner of The Ryan Law Group. During the years ended December 31, 2016, 2015 and 2014, The Ryan Law Group and another law firm in which Mr. Ryan was formerly a partner invoiced us for legal fees of $140,000, $429,000, and $290,000, respectively. Our accounts payable to these law firms was $15,000, and $7,000 at December 31, 2016 and 2015, respectively. In addition, a firm affiliated with a family member of our chairman of the board of directors and former chief executive officer has provided marketing services to us. Total fees invoiced were $0, $58,000, and $80,000 for each of the years ended December 31, 2016, 2015, and 2014.

NOTE R - BENEFIT PLAN

We sponsor a 401(k) savings and investment plan that covers all eligible employees of the Company and our subsidiaries. Employees are eligible for participation beginning on their first day of employment. We contribute an amount equal to 50% of the portion of the employee’s elective deferral contribution that do not exceed 6% of the employee’s total compensation for each payroll period in which an elective deferral is made. Our contributions are made in cash on a monthly basis. Our matching contributions are vested over a three year period at a rate of 33% per year. For the years ended December 31, 2016, 2015, and 2014, we recorded expense of $0.2 million, $0.4 million, and $0.3 million, respectively. During 2016, we discontinued our 401 (k) matching.

NOTE S - EARNINGS PER SHARE

Basic (loss) earnings per common share available to common shareholders is based on the weighted-average number of common shares outstanding excluding the dilutive impact of common stock equivalents. We compute diluted net (loss) earnings per share on the weighted-average number of common shares outstanding and dilutive potential common shares, such as dilutive outstanding equity-based compensation.

NUMEREX CORP. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

The numerator in calculating both basic and diluted (loss) income per common share for each period is the same as net (loss) income. The denominator is based on the number of common shares as shown in the following table (in thousands, except per share data):

	Years Ended December 31,
	2016	2015	2014
(Loss) income from continuing operations	$(24,320)	$(19,157)	$2,236
Loss from discontinued operations	—	—	(492)
Net (loss) income	$(24,320)	$(19,157)	$1,744
Common Shares:
Weighted average common shares outstanding	19,493	19,117	18,922
Dilutive effect of common stock equivalents	—	—	346
Total	19,493	19,117	19,268

Basic (loss) earnings per share:
(Loss) income from continuing operations	$(1.25)	$(1.00)	$0.12
Loss from discontinued operations	—	—	(0.03)
Net (loss) income	$(1.25)	$(1.00)	$0.09

Diluted (loss) earnings per share:
(Loss) income from continuing operations	$(1.25)	$(1.00)	$0.12
Loss from discontinued operations	—	—	(0.03)
Net (loss) income	$(1.25)	$(1.00)	$0.09

As of December 31, 2016, 2015 and 2014, 1.5 million, 1.5 million and 0.8 million, respectively of stock options, SARs and warrants were excluded from the computation of diluted earnings per share as their effect was anti-dilutive.

NOTE T - SEGMENT INFORMATION

Revenue generated from customers by geographic segment is summarized as follows:

	Years Ended December 31,
	2016	2015	2014
U.S.	95%	96%	94%
Canada	4%	3%	4%
Others	1%	1%	2%
	100%	100%	100%

Substantially all revenue generated from outside the U.S. and Canada is invoiced and collected in U.S. dollars. As of December 31, 2016 and 2015, long-lived assets located outside of the U.S. were less than 1% of total assets.

Based on the financial data reviewed by the chief operating decision maker, our chief executive officer, we have concluded that all of our continuing operations are and continue to be a single reportable segment. All resources and operations are consolidated into a single reporting segment.

On January 10, 2017, the Board of Directors (the “Board”) terminated the employment of Marc Zionts as Chief Executive Officer. Effective January 11, 2017, the Board appointed Kenneth Gayron as Interim Chief Executive Officer. As a result of these events, our Chief Operating Decision Maker has changed during the first quarter of 2017. The Company is currently evaluating the impact this change will have, if any, on our reportable segments.

NUMEREX CORP. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE U - RESTRUCTURING

In 2016, we entered into agreements to relocate our corporate headquarters. One agreement is a sublease of the office space formerly occupied by our corporate headquarters and includes all furniture and fixtures. The sublease agreement was effective August 1, 2016 and was coterminous with the prime lease agreement expiring on September 29, 2022.

During the year ended December 31, 2016, we recorded restructuring charges of $1.8 million, which includes $0.8 million related to facilities, $0.9 million in severance costs and $0.1 million related to scrap expense for inventory on a product line we will no longer continue to pursue. The restructuring charge for facilities of $0.8 million is comprised of $0.4 million for broker and other related fees and $0.4 million non-cash charge for the estimated August 1, 2016 net book value of furniture, fixtures and leasehold improvements, as well as moving costs. Our temporary new corporate headquarters office space, effective July 15, 2016, is under a one-year lease agreement.

NOTE V - SUBSEQUENT EVENTS

Departure and Appointment of Certain Officers

On January 10, 2017, the Board of Directors (the "Board") of the Company terminated the employment of Marc Zionts as Chief Executive Officer. Under the terms of his employment agreement, Mr. Zionts was required to resign as a member of the Board of Directors and comply with certain other restrictive covenants.

Effective January 11, 2017, the Board appointed Kenneth Gayron as interim Chief Executive Officer. Mr. Gayron continues to serve as Chief Financial Officer.

Effective January 11, 2017, the Board appointed Kelly Gay as Chief Operating Officer.

Effective January 13, 2017, Vincent Costello, Chief Revenue Officer, separated from the Company.

Effective March 20, 2017 Sri Ramachandran, Chief Technology Officer, separated from the Company.

Senior Subordinated Promissory Note

On March 31, 2017, the Kenneth Rainin Foundation, a California corporation, and the Company entered into a Senior Subordinated Promissory Note in the amount of $5 million, with a maturity date of April 1, 2018, and an annual interest rate of 12%, which was used to pay down the outstanding debt with Crystal. Brian Igoe, a director of the Company, has a financial and other interests in the Kenneth Rainin Foundation such that Mr. Igoe is a related party.

Crystal Financial LLC Amendment and Waiver

On March 31, 2017, we entered into an amendment to the Crystal Loan Agreement to modify the covenants related to minimum adjusted EBITDA, minimum fixed charge coverage ratio, maximum net leverage, and maximum subscriber churn. Pursuant to the terms of the amendment we are required to prepay $2.0 million of principal on June 1, 2017, unless we have entered into a sale transaction prior to that date.

NUMEREX CORP. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

NOTE W - UNAUDITED SELECTED QUARTERLY DATA

The following tables summarize selected unaudited financial data for each quarter of the years ended December 31, 2016, 2015, and 2014 (in thousands except share data):

	Quarter Ended
	March 31,	June 30,	September 30,	December 31,
	2016	2016	2016	2016
Net revenues	$18,050	$17,606	$17,412	$17,577
Gross profit	9,231	8,579	8,475	7,829
Operating Loss	(1,748)	(8,086)	(2,197)	(10,771)
Loss before income taxes	(2,262)	(8,524)	(2,633)	(11,241)
Income tax (benefit) expense	64	(234)	(87)	(83)
Net loss	(2,326)	(8,290)	(2,546)	(11,158)

Basic loss per share	$(0.12)	$(0.43)	$(0.13)	$(0.57)
Diluted loss per share	(0.12)	(0.43)	(0.13)	(0.57)

	Quarter Ended
	March 31,	June 30,	September 30,	December 31,
	2015	2015	2015	2015
Net revenues	$21,678	$25,653	$23,334	$18,785
Gross profit	10,106	11,140	7,286	9,909
Operating (loss) income	(834)	583	(5,819)	(2,513)
(Loss) income before income taxes	(1,006)	410	(5,976)	(2,683)
Income tax (benefit) expense	(386)	141	10,404	(257)
Net (loss) income	(620)	269	(16,380)	(2,426)

Basic (loss) earnings per share	$(0.03)	$0.01	$(0.86)	$(0.13)
Diluted (loss) earnings per share	(0.03)	0.01	(0.86)	(0.13)

During the quarter ended September 30, 2015, we recorded noncash impairment charges of $1.3 million for other assets affecting gross profit and $1.3 million for goodwill and other intangible assets affecting operating (loss) income. During the quarter ended December 31, 2015, we recorded additional noncash impairment charges of $1.4 million for goodwill and other intangible assets affecting operating (loss) income. See Note H - Prepaid Expenses and Other Assets and Note J - Intangible Assets.

During the quarter ended June 30, 2016, we recorded noncash impairment charges of $4.2 million for goodwill and other intangible assets affecting operating (loss) income. During the quarter ended December 31, 2016, we recorded noncash impairment charges of $7.8 million for goodwill and other intangible assets affecting operating (loss) income. See Note H - Prepaid Expenses and Other Assets and Note J - Intangible Assets.

As described in Note K - Income Taxes, during the year ended December 31, 2015, we recognized $9.9 million in deferred income tax expense to record a valuation allowance against certain deferred tax assets.

The sum of earnings per share for the four quarters may differ from the annual amounts due to the required method for calculating the weighted average shares for the respective periods.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Numerex Corp.
Atlanta, Georgia

We have audited the accompanying consolidated balance sheet of Numerex Corp. and subsidiaries (the “Company”) as of December 31, 2016, and the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for the year ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Numerex Corp. and subsidiaries at December 31, 2016, and the results of their operations and their cash flows for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 31, 2017, expressed an unqualified opinion thereon.

/s/BDO USA, LLP

Atlanta, Georgia
March 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Numerex Corp.
Atlanta, Georgia

We have audited Numerex Corp. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Item 9A,  Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Numerex Corp. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of December 31, 2016, and the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for the year ended December 31, 2016, and our report dated March 31, 2017 expressed an unqualified opinion thereon.

/s/BDO USA, LLP

Atlanta, Georgia
March 31, 2017

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Numerex Corp.

We have audited the accompanying consolidated balance sheet of Numerex Corp. (a Pennsylvania corporation) and subsidiaries (the “Company”) as of December 31, 2015, the related consolidated statements of operations, comprehensive (loss) income, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Numerex Corp. and subsidiaries as of December 31, 2015, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Atlanta, Georgia
March 14, 2016

APPENDIX B

Interim financial statements of Numerex as of and
for the nine months ended September 30, 2017

NUMEREX CORP. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	September 30,	December 31,
	2017	2016
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$6,575	$9,285
Restricted cash	221	221
Accounts receivable, less allowance for doubtful accounts of $583 and $767	8,961	9,436
Financing receivables, current	1,521	1,778
Inventory, net of reserves	5,909	9,011
Prepaid expenses and other current assets	1,461	1,421
TOTAL CURRENT ASSETS	24,648	31,152

Financing receivables, less current portion	1,580	2,227
Property and equipment, net of accumulated depreciation and amortization	5,608	6,022
Software, net of accumulated amortization	5,654	6,530
Other intangible assets, net of accumulated amortization	10,773	11,519
Goodwill	33,554	33,554
Other assets	269	474
TOTAL ASSETS	$82,086	$91,478

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	15,007	15,894
Accrued expenses and other current liabilities	2,127	3,209
Deferred revenues	1,491	1,882
Current maturities of long-term debt, net of debt issuance costs	5,702	1,275
Current obligations under capital lease	312	291
TOTAL CURRENT LIABILITIES	24,639	22,551

Long-term debt, net of debt issuance costs, less current maturities	10,043	14,885
Obligations under capital lease, noncurrent	608	797
Deferred tax liabilities, noncurrent	705	468
Other liabilities	1,435	1,512
TOTAL LIABILITIES	37,430	40,213

SHAREHOLDERS’ EQUITY
Preferred stock, no par value; 3,000 authorized; none issued	—	—
Class A common stock, no par value; 30,000 authorized; 21,138 and 20,935 issued; 19,675 and 19,608 outstanding	—	—
Class B common stock, no par value; 5,000 authorized; none issued	—	—
Additional paid-in capital	109,333	105,112
Treasury stock, at cost, 1,463 and 1,327 shares	(5,773)	(5,466)
Accumulated other comprehensive loss	(104)	(110)
Accumulated deficit	(58,800)	(48,271)
TOTAL SHAREHOLDERS' EQUITY	44,656	51,265
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$82,086	$91,478

The accompanying notes are an integral part of these financial statements

 NUMEREX CORP. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE LOSS
(In thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
Net revenues:
Subscription and support revenues	$11,983	$14,388	$38,133	$44,183
Embedded devices and hardware	3,320	3,024	7,535	8,886
Total net revenues	15,303	17,412	45,668	53,069
Cost of sales
Subscription and support revenues	5,087	5,828	15,915	17,242
Embedded devices and hardware	3,458	3,082	7,748	9,027
Inventory reserves	1,301	27	1,355	514
Gross profit	5,457	8,475	20,650	26,286
Operating expenses:
Sales and marketing	2,183	3,229	8,019	9,444
General and administrative	2,314	3,280	7,691	11,269
Engineering and development	1,341	2,229	5,260	6,920
Depreciation and amortization	1,426	1,658	4,392	4,992
Impairment of goodwill and other intangible assets	—	—	—	4,172
Restructuring charges	655	276	1,435	1,520
Operating loss	(2,462)	(2,197)	(6,147)	(12,031)
Interest expense	919	469	2,282	1,196
Loss on extinguishment of debt	—	—	1,089	290
Other (income) expense, net	(34)	(33)	767	(99)
Loss before income taxes	(3,347)	(2,633)	(10,285)	(13,418)
Income tax expense (benefit)	79	(87)	244	(257)
Net loss	(3,426)	(2,546)	(10,529)	(13,161)
Other items of comprehensive (loss) income, net of income taxes:
Foreign currency translation adjustment	—	1	(6)	12
Comprehensive loss	$(3,426)	$(2,545)	$(10,535)	$(13,149)

Loss per share:
Basic	$(0.17)	$(0.13)	$(0.54)	$(0.68)
Diluted	$(0.17)	$(0.13)	$(0.54)	$(0.68)
Weighted average shares outstanding used in per share calculation
Basic	19,646	19,542	19,575	19,456
Diluted	19,646	19,542	19,575	19,456

The accompanying notes are an integral part of these financial statements.

NUMEREX CORP. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands)

	Common Shares	Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders' Equity
Balance at January 1, 2017	20,935	$105,112	$(5,466)	$(110)	(48,271)	51,265
Equity-based compensation expense	—	1,400	—	—	—	1,400
Exercise, vesting and other equity-based compensation plan activity, net	203		(289)	—	—	(289)
Value of shares retained to pay employee taxes		(202)	(18)			(220)
Warrants issued		3,023	—	—	—	3,023
Translation adjustment	—	—	—	6	—	6
Net loss	—	—	—	—	(10,529)	(10,529)
Balance at September 30, 2017	21,138	$109,333	$(5,773)	$(104)	$(58,800)	$44,656

The accompanying notes are an integral part of these financial statements.

NUMEREX CORP. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Nine Months Ended
	September 30,
	2017	2016
Cash flows from operating activities:
Net loss	$(10,529)	$(13,161)
Adjustments to reconcile net loss to net cash (used in) operating activities:
Depreciation and amortization	5,757	5,997
Impairment of goodwill and other intangible assets	—	4,172
Non-cash restructuring charges	—	345
Equity-based compensation expense	1,111	2,202
Loss on extinguishment of debt	1,089	290
Deferred income taxes	237	(268)
Bad debt expense	235	327
Provision for inventory reserves	1,355	514
Non-cash interest	975	138
Changes in assets and liabilities:
Accounts and financing receivables	1,143	(303)
Inventory, net	110	(1,323)
Accounts payable	(887)	427
Deferred revenue	(345)	(554)
Other	(1,036)	394
Net cash used in operating activities	(785)	(803)
Cash flows from investing activities:
Purchases of property and equipment	(315)	(789)
Capitalized software development and purchases of software	(1,767)	(1,662)
Net cash used in investing activities	(2,082)	(2,451)
Cash flows from financing activities:
Proceeds from long-term debt	18,591	17,000
Principal payments on debt	(17,000)	(19,349)
Principal payments on capital lease obligations	(168)	—
Exercises, vesting and other equity-based compensation plan activity	—	486
Payment of taxes on equity-based awards	(220)	(258)
Deferred financing costs paid	(1,046)	(1,038)
Net cash provided by (used in) financing activities	157	(3,159)
Net decrease in cash and cash equivalents	(2,710)	(6,413)
Cash and cash equivalents at beginning of period	9,285	9,285
Cash and cash equivalents at end of period	$6,575	$2,872

Supplemental disclosures of cash flow information:
Cash paid for interest	$1,307	$1,047
Net cash paid for income taxes	9	6
Disclosure of non-cash investing and financing activities:
Capital expenditures in accounts payable	222	196
Fixed assets acquired under a capital lease	—	1,237
Warrants issued to Kenneth Rainin Foundation	595	—
Warrants issued to Hale Capital	2,428	—
Transfer of inventory to monitoring equipment	1,636	2,087
The accompanying notes are an integral part of these financial statements.

NUMEREX CORP. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Numerex Corp. (NASDAQ: NMRX) is a holding company incorporated in Pennsylvania, and through its subsidiaries, is a single source, leading provider of managed enterprise solutions enabling the Internet of Things (IoT). An IoT solution is generally viewed as a combination of devices, software and services that operate with little or no human interaction. Our managed IoT solutions are simple, innovative, scalable and secure. Our solutions incorporate each of the four key IoT building blocks - Device, Network, Application and Platform. We provide our technology and service solutions through our integrated IoT horizontal platforms, which are generally sold on a subscription basis. Foreign operations were not significant to us for the three and nine months ended September 30, 2017 or 2016.

Basis of Presentation

We prepared the accompanying unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, referred to as GAAP, for interim financial information and the Rules and Regulations issued by the Securities Exchange Commission, or SEC, as applicable. These financial statements include all of our accounts and those of our wholly-owned subsidiaries. We have eliminated intercompany transactions and balances in consolidation. Certain prior period amounts in the condensed consolidated financial statements and notes thereto have been reclassified to conform to the current period’s presentation.

Certain information and note disclosures normally included in annual financial statements prepared in accordance with GAAP have been condensed or omitted, although we believe that the disclosures made are adequate to make the information not misleading. In the opinion of management, the accompanying financial statements reflect all adjustments, which consist of normal recurring adjustments unless otherwise disclosed, considered necessary for a fair presentation of our financial position as of September 30, 2017 and our operating results and cash flows for the interim periods presented. The accompanying condensed consolidated balance sheet as of December 31, 2016 was derived from our audited financial statements, but does not include all disclosures required by GAAP. The financial information presented herein should be read in conjunction with our Annual Report on Form 10-K for the year ended December 31, 2016 which includes information and disclosures not included in this quarterly report.

Estimates and Assumptions

The preparation of financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Actual results may differ materially from these estimates. Operating results for the three or nine months ended September 30, 2017 may not be indicative of the results that may be expected for the year ending December 31, 2017 or any future periods.

Liquidity

The Company incurred an operating loss totaling $6.1 million and cash used in operations was $0.8 million for the nine months ended September 30, 2017. The Company also incurred an operating loss totaling $22.8 million and cash used in operations totaled $0.5 million for the year ended December 31, 2016. As of September 30, 2017, the Company has an accumulated deficit of $58.8 million, and cash and cash equivalents of $6.6 million. The Company’s cash flow requirements during the fiscal year 2016 and to date in 2017 were financed by cash on hand, cash generated by operations, and proceeds from the recent financing with Hale. The Company had total term debt (net of deferred financing costs), including current portion, of $15.7 million as of September 30, 2017. The Company’s ability to continue in business is dependent on its ability to continue to generate operating cash flows, to maintain sufficient cash on hand, to raise additional capital, and to control expenditures. Management believes that the Company will maintain sufficient liquidity through at least September 2018. The consolidated financial statements do not include any adjustments that might result from this uncertainty.

NUMEREX CORP. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017

Restricted Cash

As of September 30, 2017, and 2016, cash of $0.2 million was held in escrow related to certain vendor obligations.

NOTE B - INVENTORY

Inventory consisted of the following (in thousands):

	September 30, 2017	December 31, 2016
Raw materials	$1,843	$2,953
Finished goods	5,747	8,504
Inventory reserves	(1,681)	(2,446)
	$5,909	$9,011

During the three and nine months ended September 30, 2017, we transferred $0.5 million and $1.6 million of inventory to monitoring equipment within property and equipment, respectively, and disposed of $0.0 million and $0.3 million of fully reserved inventory, respectively.

NOTE C - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following (in thousands):

	September 30, 2017	December 31, 2016
Computer, network and other equipment	$8,924	$8,805
Monitoring equipment	7,328	5,692
Furniture and fixtures	486	486
Leasehold improvements	255	264
Total property and equipment	16,993	15,247
Accumulated depreciation and amortization	(11,385)	(9,225)
	$5,608	$6,022

During the three and nine months ended September 30, 2017, we transferred $0.5 million and $1.6 million of inventory to monitoring equipment as part of our managed services business. Depreciation and amortization related to property and equipment was $0.3 million and $0.9 million for the three and nine months ended September 30, 2017, respectively. Depreciation and amortization related to property and equipment was $0.4 million and $1.1 million for the three and nine months ended September 30, 2016, respectively.

NOTE D - INTANGIBLE ASSETS

Impairment Charges

We recorded $4.2 million in impairment charges for trade names, technology and goodwill as of June 30, 2016. The Omnilink and Do-It-Yourself (DIY) product lines and reporting units had not generated results of operations consistent with our expectations and forecasts for the three months ended June 30, 2016. The lower operating results and future expectations for Omnilink were principally related to strategic changes and delays associated with the launch of a new personal tracking product line. We also continue to evaluate different strategic options for the DIY reporting unit. These factors were triggering events that indicated that it was more likely than not that the fair value of the Omnilink and DIY reporting units were less than their carrying amounts. As a result, we performed initial assessments of goodwill for impairment, along with other intangible assets of the reporting units, as of June 30, 2016.

NUMEREX CORP. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017

We estimated the fair value of the reporting units using a combination of market and income approaches and concluded that the estimated fair value of the Omnilink and DIY reporting units were less than their carrying values. We assessed the implied fair value of goodwill in the same manner as if we were acquiring the reporting units in a business combination. Specifically, we allocated the estimated fair value of the reporting units to all of the assets and liabilities of those units, including any unrecognized intangible assets, in a hypothetical calculation, referred to as Step Two. We assessed the amortizing long-lived assets for impairment based on undiscounted cash flows and concluded that, with the exception of DIY technology, the carrying values of other amortizing long-lived assets and intangible assets were recoverable.

Based on Step Two calculations, we recorded non-cash impairment charges as of June 30, 2016 of $1.6 million for indefinite-lived trade names and $2.3 million for goodwill of the Omnilink reporting unit, and $0.1 million for technology and $0.2 million for goodwill of the DIY reporting unit.

	Omnilink		DIY		Total
	Trade Names	Goodwill	Technology	Goodwill	Impairment
January 1, 2016	$2,972	$17,580	$245	$1,656
Amortization	—	—	(27)	—
Impairment	(1,612)	(2,264)	(81)	(215)	$(4,172)
September 30, 2016	$1,360	$15,316	$137	$1,441

Intangible Assets Other Than Goodwill

Intangible assets other than goodwill are summarized as follows (dollars in thousands):

	As of September 30, 2017				As of December 31, 2016
	Remaining Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Purchased and developed software	1.5	$19,060	$(15,176)	$3,884	$18,205	$(12,806)	$5,399
Software in development	n/a	1,770	—	1,770	1,131	—	1,131
Total software		20,830	(15,176)	5,654	19,336	(12,806)	6,530
Licenses	2.6	13,215	(12,864)	351	13,215	(12,534)	681
Customer relationships	6.8	8,167	(3,604)	4,563	8,167	(3,039)	5,128
Technologies	10.2	4,235	(984)	3,251	4,235	(822)	3,413
Patents and trademarks	1.4	4,313	(2,623)	1,690	3,747	(2,368)	1,379
Trade names	Indefinite	918	—	918	918	—	918
Total other intangible assets		30,848	(20,075)	10,773	30,282	(18,763)	11,519
		$51,678	$(35,251)	$16,427	$49,618	$(31,569)	$18,049

Remaining useful lives in the preceding table were calculated on a weighted average basis as of September 30, 2017. We did not incur significant costs to renew or extend the term of acquired intangible assets during the three or nine months ending September 30, 2017.

NUMEREX CORP. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017

Amortization expense related to intangible assets was $1.2 million and $3.5 million for the three and nine months ended September 30, 2017, respectively. Amortization expense related to intangible assets was $1.3 million and $2.6 million for the three and nine months ended September 30, 2016, respectively. Amortization expense recorded in cost of subscription revenues was $0.5 million and $1.3 million, respectively, for the three and nine months ended September 30, 2017, compared to $0.4 million and $1.0 million, respectively, for the three and nine months ended September 30, 2016. Additionally, we have capitalized approximately $0.6 million and $1.8 million of internally generated software development costs for the three and nine months ended September 30, 2017, respectively, and $0.5 million and $1.1 million for the three and nine months ended September 30, 2016, respectively.

NOTE E - INCOME TAXES

We calculate our interim income tax provision in accordance with the accounting guidance for income taxes in interim periods. At the end of each interim period, we make our best estimate of the annual expected effective tax rate and apply that rate to our ordinary year-to-date income or loss.  In addition, we calculate a year-to-date adjustment to increase or decrease our income tax provision to take into account our current expected effective tax rate.  The tax or benefit related to significant, unusual, or extraordinary items are individually computed and recognized in the interim period in which those items occur.

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider projections of future taxable income, tax planning strategies and the reversal of temporary differences in making this assessment.

During 2015, we determined that we would not meet the criteria of “more likely than not” that our federal and state net operating losses and certain other deferred tax assets would be recoverable. This determination was based on our assessment of both positive and negative evidence regarding realization of our deferred tax assets, in particular, the strong negative evidence associated with our cumulative loss over the past three years. Accordingly, we recorded a valuation allowance against these items. The deferred tax assets consist of federal net operating losses, state net operating losses, tax credits, and other deferred tax assets, most of which expire between 2017 and 2036. We will maintain the valuation allowance against the net deferred tax assets until sufficient positive evidence outweighs any negative evidence to support reversal. Income tax expense recorded in the future will be reduced or increased to the extent of offsetting decreases or increases to the valuation allowance.

As a result of recording a valuation allowance, we recognized deferred tax expense of less than $0.1 million and $0.2 million, representing an effective tax rate of (2.4%), for the three months and nine months ended September 30, 2017. The deferred tax expense recognized on a net loss before income taxes, and the difference in the effective tax rate from the federal statutory rate, is due primarily to the book and tax basis and accounting differences for certain long and indefinite lived intangible assets. We have also recognized a provision for income tax expense for certain state income taxes that cannot utilize offsetting net operating losses. Income tax expense recorded in the future will be reduced or increased to the extent of offsetting decreases or increases to the valuation allowance.

We file U.S., state and foreign income tax returns in jurisdictions with varying statutes of limitation. The 2012 through 2016 tax years generally remain subject to examination by federal and most state tax authorities. However, certain returns from earlier years in which net operating losses have arisen are still open for examination by the tax authorities.

NUMEREX CORP. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017

NOTE F - DEBT

Debt consisted of the following (dollars in thousands):

	September 30, 2017	December 31, 2016

Notes payable to Hale Capital	$13,981	$—
Note payable to Kenneth Rainin Foundation (a related party)	5,000	—
Note payable to Crystal Financial LLC, with interest at LIBOR plus margin	—	17,000
Less deferred financing costs	(3,236)	(840)
	15,745	16,160
Less current portion of long-term debt (net of deferred financing costs)	(5,702)	(1,275)
Noncurrent portion of long-term debt	$10,043	$14,885

Hale Notes

On June 7, 2017 (the "Closing Date"), the Company entered into a Note Purchase Agreement (the “Note Purchase Agreement”) by and among the Company, as borrower, certain subsidiaries of the Company, as guarantors, the purchasers from time to time party thereto, and HCP-FVF, LLC, an affiliate of Hale Capital Partners LP, as collateral agent and as purchaser ("Hale Capital"). Pursuant to the Note Purchase Agreement, the Company issued and sold to Hale Capital senior secured promissory notes in an aggregate original principal amount of $13.5 million (the "Notes"), the proceeds of which were used to repay the outstanding term loans and other obligations under the Term Loan Agreement, dated as of March 9, 2016, by and among the Company, certain subsidiaries of the Company, the lenders party thereto and Crystal Financial LLC (the “Crystal Loan Agreement”). We recorded a charge of $1.1 million to loss on extinguishment of debt, of which $0.5 million related to unamortized deferred financing costs related to the Crystal Loan Agreement, and $0.6 million related to prepayment penalties and other extinguishment related costs, which is recorded as a separate line item on the consolidated statement of operations and comprehensive loss for the nine month period ended September 30, 2017.

The Notes are secured by a first priority security interest in substantially all assets of the Company and its subsidiaries. The Notes bear interest at a rate equal to the prime rate plus 700 (currently 11% per year), payable monthly in arrears. From June 7, 2017 until June 29, 2018, the monthly interest payment will be in the form of additional Notes. Thereafter, the interest will be payable monthly in cash in arrears. Interest on the Notes will be computed on the basis of a 360-day year comprising twelve 30-day months. The Notes will bear interest at a rate five percent (5%) above the otherwise applicable interest rate during the continuance of a default or event of default.

The maturity date of the Notes is March 31, 2021. Beginning June 30, 2018, the Company is required to prepay the Notes in principal installments of $250,000 per month. In addition, the Company will be required to redeem all of the Notes upon a change of control and will be required to make mandatory prepayments on the Notes with the net proceeds of (i) any voluntary or involuntary sale or disposition of assets (including casualty losses and condemnation awards, subject to certain exceptions) and (ii) the issuance or sale of any equity, except for a portion of which may be used to pay down the Company's existing subordinated note. The Company may also prepay to Notes in whole or in part at any time.

All prepayments of the Notes (whether mandatory, optional or as result of the acceleration of the Notes) are subject to a prepayment penalty as follows: (A) if prepayment is on or before the second anniversary of the Closing Date, 5% of the principal prepaid; (B) if prepayment is after the second anniversary but on or before the third anniversary of the Closing Date, 3% of the principal prepaid; and (C) if prepayment is after the third year anniversary but before the maturity date, 1% of the principal prepaid.

Pursuant to the terms of the Notes, the Company is required to meet certain financial and other restrictive covenants customary with this type of facility, including maintaining a minimum EBITDA, Minimum Total Liquidity, Minimum Liquidity and minimum Monthly Recurring Revenue, as defined in the Note Purchase Agreement. The Company was in compliance with these covenants as of September 30, 2017. Additionally, the Company is also prohibited from taking certain actions during the term of the Notes without consent of the purchasers, including, without limitation, incurring additional indebtedness, entering into certain mergers or other business combination transactions, disposing of or permitting liens or other encumbrances on the Company's assets and making restricted payments, including cash dividends on shares of the Company's common stock, except as expressly permitted under the Note Purchase Agreement.

NUMEREX CORP. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017

The Note Purchase Agreement contains customary events of default. If a default occurs and is not cured within the applicable cure period or is not waived, any outstanding obligations under the Note Purchase Agreement may be accelerated. The Note Purchase Agreement and related Note documents also contain additional representations and warranties, covenants, indemnities and conditions, in each case customary for transactions of this type.

In connection with the execution of the Note Purchase Agreement, the Company issued to Hale Capital detachable warrants to purchase up to 895,944 shares of common stock (subject to adjustment) at an exercise price equal to $4.14 per share. The exercise price of the warrants is subject to adjustment upon certain events, including a down round provision, and the term of the warrants is ten years from the Closing Date. The warrants were valued using a Monte Carlo valuation model and had a fair value at grant date of $2.4 million. The warrants have been recorded as deferred financing costs, and are being amortized over the term of the Notes.

Senior Subordinated Promissory Note

On March 31, 2017, the Kenneth Rainin Foundation, a California corporation, and the Company entered into a Senior Subordinated Promissory Note (“KRF Note”) in the amount of $5 million, with a maturity date of April 1, 2018, and an annual interest rate of 12%, which was used to pay down a portion of the outstanding term loans under the Crystal Loan Agreement.

In connection with the KRF Note, the Company issued to Kenneth Rainin Foundation a warrant to purchase 125,000 shares of our common stock at a warrant price of $0.01 per share. The warrants had a fair value of $0.6 million at the grant date, have been recorded as deferred financing costs, and are being amortized over the term of the KRF Note. Brian Igoe, a director of the Company, is the Chief Investment Officer of the Kenneth Rainin Foundation.

Crystal Term Loan Agreement - Amendment, Waiver and Repayment

On March 31, 2017, we entered into an amendment to the Crystal Loan Agreement which, among other things, (i) required a $5.0 million prepayment of the term loans with the proceeds of the KRF Note, (ii) required the payment of an amendment fee in the amount of $2.0 million, half of which was paid upon execution of the amendment, with the remainder due only if certain events did not occur by June 1, 2017 (which date was subsequently extended to June 7, 2017), (iii) modified the covenants related to minimum adjusted EBITDA, minimum fixed charge coverage ratio, maximum net leverage, and maximum subscriber churn, (iv) waived certain specified events of default, including financial covenant defaults, (v) increased the interest rate payable on the term loans from 8.5% to 10.5%, and (vi) required a prepayment in the amount of $2.0 million if certain events did not occur by June 1, 2017 (which date was subsequently extended to June 7, 2017).

As a result of the $5.0 million prepayment of the term loans with the proceeds of the KRF Note, we recorded a $0.2 million loss on partial extinguishment of the Crystal Loan Agreement, which is recorded as a separate line item on the consolidated statement of operations for the three month period ending March 31, 2017.

On June 7, 2017, all outstanding term loans and other obligations under the Crystal Loan Agreement were repaid in full with the proceeds of the Notes issued pursuant to the Note Purchase Agreement.

NOTE G - NET LOSS PER SHARE

Basic (loss) earnings per share attributable to common shareholders is based on the weighted-average number of common shares outstanding excluding the dilutive impact of common stock equivalents. Diluted (loss) earnings per share include the effect of all potentially dilutive securities on earnings per share. The dilutive effect of outstanding equity-based compensation awards is computed using the treasury stock method. The computation of diluted earnings per shares does not assume exercise of securities that would have an anti-dilutive effect on earnings. Diluted (loss) earnings per share is not presented separately because there are no adjustments to the numerator in calculating dilutive net loss per share and all potentially dilutive common stock equivalents would be antidilutive.

NUMEREX CORP. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017

The following table presents a reconciliation of the shares used in the calculation of basic and dilutive (loss) earnings per share and anti-dilutive equity based compensation awards (in thousands):

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016

Weighted average common shares outstanding
Basic	19,646	19,542	19,575	19,456
Dilutive effect of commons stock equivalents	0	0	0	0
Total	19,646	19,542	19,575	19,456

Anti-dilutive equity-based compensation awards	1,091	1,571	1,035	1,576

NOTE H - RESTRUCTURING

We recorded restructuring charges of $1.4 million and $1.5 million, for the nine months ended September 30, 2017 and 2016 respectively. The restructuring charges for the nine months ended September 30, 2017 include $0.6 million of severance costs, $0.7 million of legal costs, and $0.1 million for the loss on sublease of our Dallas office. The restructuring charges for the nine months ended September 30, 2016 include $0.8 million related to the relocation of our corporate headquarters and $0.7 million in severance costs.

NOTE I - FAIR VALUE MEASUREMENTS

We account for certain assets at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. We categorize each of our fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1 - Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 - Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

We have no assets measured at fair value on a recurring basis. We do not have any liabilities measured at fair value on a recurring basis.

NUMEREX CORP. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017

The following table summarizes assets measured at fair value on a nonrecurring basis during the nine months ended September 30, 2016 (in thousands):

	Fair Value	Level 3	Total Losses
April 1, 2016
Omnilink Reporting Unit
Indefinite lived trade names	$1,360	$1,360	$1,612
Goodwill	15,316	15,316	2,264
DIY Reporting Unit
Technology	146	146	81
Goodwill	1,441	1,441	215
Total nonrecurring fair value measurements	$18,263	$18,263	$4,172

NOTE J - MERGER AGREEMENT

On August 2, 2017, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Sierra Wireless, Inc., a Canadian corporation (“Sierra”), and Wireless Acquisition Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Sierra (“Merger Sub”). The Merger Agreement provides that, subject to the terms and conditions set forth therein, Merger Sub will merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of Sierra (the “Merger”). The Merger Agreement was unanimously approved and adopted by the board of directors of each of the Company and Sierra.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), the Company’s shareholders will have the right to receive 0.1800 common shares, no par value, of Sierra (“Sierra Common Stock”) for each share of Class A common stock, no par value, of the Company (“Company Common Stock”) (such consideration, the “Merger Consideration”). Additionally, each outstanding restricted stock unit, in-the-money option and in-the-money stock appreciation right will be cancelled in exchange for the right to receive the Merger Consideration in accordance with the terms of the Merger Agreement. Except as described below and specified in the Merger Agreement, if exercised following notice of the Merger, each outstanding warrant issued by the Company will be cancelled in exchange for the right to receive the Merger Consideration or, if not exercised, will be cancelled at the Effective Time.

The Merger Agreement contains customary representations and warranties from each of the Company and Sierra, and each party to the Merger Agreement has agreed to customary covenants, including, among others, covenants relating to (1) the conduct of the Company’s and Sierra’s businesses during the interim period between the execution of the Merger Agreement and the Effective Time, (2) the obligation of the Company to call a meeting of its shareholders to adopt the Merger Agreement, and, subject to certain exceptions, to recommend that its shareholders adopt the Merger Agreement and (3) the Company’s non-solicitation obligations relating to alternative acquisition proposals. Each of the Company and Sierra has also agreed to apply for, or otherwise seek, and use its respective commercially reasonable efforts to obtain, all consents and approvals of governmental entities required to be obtained by it for the consummation of the transactions contemplated by the Merger Agreement.

The completion of the Merger is subject to customary conditions, including (1) the adoption of the Merger Agreement by the Company’s shareholders, (2) the receipt of conditional approval of the shares of Sierra Common Stock to be issued in the Merger for listing on the Toronto Stock Exchange, subject only to customary post-closing deliverables, and on The NASDAQ Global Market, subject only to official notice of issuance, (3) the expiration or early termination of all applicable waiting periods applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (4) the effectiveness of the registration statement on Form F-4 by the Securities and Exchange Commission for the Sierra Common Stock to be issued in the Merger, (5) the absence of any order, injunction or other legal restraint preventing the completion of the Merger or making the completion of the Merger illegal and (6) the absence of any pending legal proceeding instituted by any governmental entity seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by the Merger Agreement. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (1) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (2) performance in all material respects by the other party of its obligations under the Merger Agreement, (3) the absence of a material adverse effect with respect to the other party and (4) receipt by such party of a tax opinion to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986.

NUMEREX CORP. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017

The Merger Agreement also provides certain termination rights for each of the Company and Sierra and further provides that a termination fee equal to 3.75% of the aggregate equity value of the Merger as of the date of the Merger Agreement will be payable by the Company upon termination of the Merger Agreement under certain circumstances specified in the Merger Agreement. In addition, upon termination of the Merger Agreement by Sierra as a result of either Numerex’s shareholders not approving the transaction or Numerex’s fraud or willful and material breach of a representation, warranty or covenant, Numerex may be required to reimburse Sierra for its out-of-pocket costs and expenses incurred in connection with the Merger in an amount not to exceed $850,000 in the event of a no vote and $2 million in the event of fraud or a willful and material breach.

In connection with entering into the Merger Agreement, the Company agreed to repurchase the Hale Capital warrants for a purchase price of $4.0 million, immediately prior to, and contingent upon, the consummation of the Merger. In addition, Hale Capital has agreed to waive any event of default under the Note Purchase Agreement that may be caused by the execution of the Merger Agreement or the consummation of the Merger; provided that (i) the repurchase price for the warrant and all principal, interest and other amounts owed under the Notes are paid in full substantially concurrently with the Effective Time of the Merger and (ii) the Effective Time of the Merger occurs on or before August 1, 2018.

NOTE K - RECENT ACCOUNTING PRONOUNCEMENTS

In January 2017, the Financial Accounting Standards Board (FASB) issued guidance simplifying the test for goodwill impairment. The guidance eliminates step two from the goodwill impairment test and instead requires an entity to perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. The entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The updated guidance requires a prospective adoption, with early adoption permitted. The guidance is effective for the Company beginning in 2020. The Company is in the process of evaluating the effects of the provisions of this guidance on our financial statements.

In January 2017, the FASB issued guidance to assist entities in evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The updated guidance requires a prospective adoption. Early adoption is permitted. This update will be effective for the Company beginning in 2018. The Company does not expect the provisions of this guidance to have a material impact on our financial statements.

In November 2016, the FASB issued guidance impacting restricted cash presentation on the statement of cash flows. The guidance requires that a statement of cash flows explain the change during the period of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This standard becomes effective for the Company during the first quarter of 2018 and will be applied using a retrospective approach for each period presented. The Company does not expect the provisions of this guidance to have a material impact on our financial statements.

In February 2016, the FASB issued guidance that requires lessees to recognize most leases as assets and liabilities on the balance sheet. Qualitative and quantitative disclosures will be enhanced to better understand the amount, timing and uncertainty of cash flows arising from leases. The guidance is effective for annual and interim periods beginning after December 15, 2018. The updated standard mandates a modified retrospective transition method with early adoption permitted. We are currently evaluating the effect that the updated standard will have on our financial statements.

NUMEREX CORP. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017

In May 2014, the FASB issued guidance which amends the existing accounting standards for revenue recognition. In August 2015, the FASB issued additional guidance which delays the effective date by one year. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. In March 2016, the FASB issued guidance which clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. We currently anticipate adopting the new standard effective January 1, 2018. The new standard also permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method). We currently anticipate adopting the standard using the modified retrospective method. We are continuing to work towards establishing policies, updating our processes and implementing necessary changes to data and processes to be able to comply with the new requirements. Based on the results of our assessment to date, we do not expect that the new standard will result in significant changes in our units of accounting or the amounts of revenue allocated between units of accounting. Further, our initial evaluation is that monthly recurring service revenue for security, network, and asset identification and optimization, which is the majority of our revenue, would not be materially impacted by the adoption of this standard. Our initial conclusion may change when we complete our evaluation which is proceeding as planned. While we are continuing to assess all potential impacts of the standard, we currently believe the most significant impact relates to additional disclosures related to qualitative and quantitative information concerning the nature, amount, timing, and any uncertainty of revenue and cash flows from contracts with customers.

Effective January 1, 2017, the Company adopted guidance which simplifies the measurement of inventory. The guidance changed the measurement principle for inventory from the lower of cost or market to lower of cost and net realizable value and eliminates the requirement to consider replacement cost or net realizable value less an approximately normal profit margin when measuring inventory. The provisions of this standard were adopted on a prospective basis and adoption of this standard did not have an impact on the Company's financial position, results of operations or cash flows.

In July 2017, the Company adopted guidance which changes the classification analysis of certain equity-linked instruments with down round features. The guidance changed the requirement that a down round feature precluded equity classification when assessing whether the instrument is indexed to an entity’s own stock. The provisions of this standard were early adopted as of June 30, 2017. As of September 30, 2017, the only equity linked instruments with down-round features for the Company were the warrants issued in connection with the Hale Financing (see Note F- Debt).

NOTE L - SUBSEQUENT EVENTS

On October 4, 2017, a putative class action was filed against the Company and certain of its directors and officers in the United States District Court for the Northern District of Georgia. This suit is captioned Litwin v. Numerex Corp. et al. This lawsuit alleges on behalf of a putative class of investors that the Company and other defendants violated various provisions of the securities laws in conjunction with the public disclosures concerning the Company’s merger with Sierra Wireless, Inc. On October 9, 2017, a second suit was filed in the same court raising substantially similar allegations under the captions Franchi v. Numerex Corp. et al. Neither Complaint seeks a specified amount of damages. The Company believes it has meritorious defenses to the allegations in the complaints and intends to defend the litigation vigorously. The Company presently intends to file a motion to dismiss. The Company has certain insurance with respect to these claims, and it has notified its carriers regarding these matters.

APPENDIX C

Pro forma condensed combined financial statements of Sierra for the year ended December 31, 2016 and as of and for the interim period ended September 30, 2017

Unaudited Pro Forma Condensed Combined Statements of Operations
for the year ended December 31, 2016

( In thousands of U.S. dollars)	Sierra Wireless	Numerex	Pro Forma Adjustments	Notes	Pro Forma Combined

Revenue	$615,607	$70,645	$—		$686,252
Cost of goods sold	397,864	36,531	—		434,395
Gross Margin	217,743	34,114	—		251,857

Expenses
Sales and marketing	64,242	13,318	—		77,560
Research and development	73,077	9,224	—		82,301
Administration	40,956	13,998	—		54,954
Restructuring	—	1,831	—		1,831
Acquisition-related and integration	843	—	—		843
Impairment	—	12,005	—		12,005
Amortization	17,277	6,540	3,751	3(f)	27,568
	196,395	56,916	3,751		257,062
Earnings (loss) from operations	21,348	(22,802)	(3,751)		(5,205)
Other income (loss)	(1,653)	(1,858)	1,988	3(d)	(1,523)
Earnings (loss) before income taxes	19,695	(24,660)	(1,763)		(6,728)
Income tax expense (recovery)	4,310	(340)	(3,364)	3(g)	606
Net earnings (loss)	$15,385	$(24,320)	$1,601		$(7,334)

Earnings (loss) per common share
Basic	$0.48	$(1.25)			$(0.21)
Diluted	$0.48	$(1.25)			$(0.21)

Unaudited Pro Forma Condensed Combined Statements of Operations
for the nine months ended September 30, 2017

( In thousands of U.S. dollars)	Sierra Wireless	Numerex (note 3(j))	Pro Forma Adjustments	Notes	Pro Forma Combined

Revenue	$508,544	$45,668	$—		$554,212
Cost of goods sold	335,411	25,018	—		360,429
Gross Margin	173,133	20,650	—		193,783

Expenses
Sales and marketing	55,138	8,019	—		63,157
Research and development	61,533	5,260	—		66,793
Administration	31,525	6,760	—		38,285
Restructuring	831	1,435	—		2,266
Acquisition-related and integration	3,403	931	(2,567)	3(e)	1,767
Impairment	3,668	—	—		3,668
Amortization	14,435	4,392	2,959	3(f)	21,786
	170,533	26,797	392		197,722
Earnings (loss) from operations	2,600	(6,147)	(392)		(3,939)
Other income (loss)	6,312	(4,138)	4,229	3(d)	6,403
Earnings (loss) before income taxes	8,912	(10,285)	3,837		2,464
Income tax expense (recovery)	1,247	244	(1,061)	3(g)	430
Net earnings (loss)	$7,665	$(10,529)	$4,898		$2,034

Earnings (loss) per common share
Basic	$0.24	$(0.54)			$0.06
Diluted	$0.23	$(0.54)			$0.06

Unaudited Pro Forma Condensed Combined Statement of Financial Position
as of September 30, 2017

( In thousands of U.S. dollars)	Sierra Wireless	Numerex (note 3(j))	Pro Forma Adjustments	Notes	Pro Forma Combined

Assets
Current assets
Cash and cash equivalents	$74,206	6,796	(20,154)	3(d)	$51,031
			(9,817)	3(e)
Accounts receivable	148,134	10,482	—		158,616
Inventories	56,987	5,909	—		62,896
Prepaids and other	6,463	1,461	—		7,924
	285,790	24,648	(29,971)		280,467
Property and equipment	36,566	6,604	1,084	3(b)	44,254
Intangible assets	67,298	15,431	30,269	3(b)	112,998
Goodwill	167,062	33,554	3,992	3(b)	204,608
Deferred income taxes	16,954	—	1,049	3(b)	18,003
Other assets	10,419	1,849	—		12,268
	$584,089	$82,086	$6,423		$672,598
Liabilities
Current liabilities
Accounts payable and accrued liabilities	144,902	17,446	—		162,348
Current maturities of debt	—	5,702	(5,702)	3(d)	—
Deferred revenue and credits	3,666	1,491	—		5,157
	148,568	24,639	(5,702)		167,505
Debt	—	10,043	(10,043)	3(d)	—
Long-term obligations	34,035	2,043	—		36,078
Deferred income taxes	11,493	705	(705)	3(b)	11,493
	194,096	37,430	(16,450)		215,076
Equity
Shareholder's equity
Common stock	349,598	—	77,346	3(c)	426,944
Treasury stock	(3,256)	(5,773)	5,773	3(h)	(3,256)
Additional paid-in capital	25,786	109,333	(109,333)	3(h)	25,786
Retained earnings (deficit)	20,429	(58,800)	58,800	3(h)	10,612
			(9,817)	3(e)
Accumulated other comprehensive loss	(2,564)	(104)	104	3(h)	(2,564)
	389,993	44,656	22,873		457,522
	584,089	82,086	6,423		672,598

NOTES TO THE PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(unaudited)

1.	BASIS OF PRESENTATION
The accompanying unaudited pro forma condensed combined financial statements are based on Sierra's and Numerex's historical consolidated financial statements as adjusted to give effect to the merger. The unaudited pro forma combined statements of operations for the nine months ended September 30, 2017 and the twelve months ended December 31, 2016 give effect to the acquisition as if it had occurred on January 1, 2016. The unaudited pro forma combined balance sheet as of September 30, 2017 gives effect to the acquisition as if it had occurred on September 30, 2017.

The unaudited pro forma combined financial statements have been prepared in accordance with United States generally accepted accounting principles (which we refer to as "U.S. GAAP"), on a basis consistent with those followed in Sierra's December 31, 2016 audited annual consolidated financial statements and unaudited interim financial statements for the nine months ended September 30, 2017. Unless otherwise indicated, all dollar amounts are expressed in United States dollars (which we refer to as "U.S. dollars"). The term dollars and the symbol “$” refer to U.S. dollars.

The pro forma adjustments and purchase price allocation for Numerex are preliminary and are based on currently available information and certain estimates and assumptions.

The pro forma condensed combined financial statements may not be indicative of what the combined company's financial condition or results of operations would have been had the acquisition occurred on the dates indicated. They also may not be useful in predicting the future financial condition and results of operations of the combined company.

2.	DESCRIPTION OF THE MERGER
Pursuant to the merger agreement, Numerex became a wholly owned subsidiary of Sierra Wireless, through a merger of Merger Sub with and into Numerex in a stock-for-stock merger transaction. Under the terms of the Merger Agreement, Numerex shareholders received a fixed exchange ratio of 0.18 common shares of Sierra Wireless for each share of Numerex common stock. Concurrent with closing, Numerex's debt of $18.6 million and fees of approximately $1.6 million, was repaid with Sierra Wireless cash.

3.	PRO FORMA ADJUSTMENTS AND ASSUMPTIONS
The following adjustments have been recorded in the pro forma combined financial statements to reflect the pro forma effects of the merger as described in the preceding note:

(a)	Purchase price, funding requirements and financing structure

The following table summarizes the purchase price, funding requirements and the assumed financing structure for the merger:

(In thousands of U.S. dollars)	note	$
Purchase Price and Funding Requirements
Issuance of common shares	3 (c)	77,346
Debt extinguishment	3 (d)	20,155
Purchase Price		97,501
Acquisition-related costs	3 (e)	9,817
Funding Requirements		$107,318

Financing Structure
Issuance of common shares		77,346
Cash		29,972
		$107,318

(b)	Purchase price allocation

The merger is accounted for using the acquisition method and accordingly, the tangible and intangible assets acquired and liabilities assumed are based on our preliminary estimates of their respective fair values as at September 30, 2017 and are subject to final valuation adjustments which may cause some of the amounts to be materially different from those shown on the unaudited pro forma condensed combined statement of financial position. The acquisition accounting is dependent upon certain valuation assumptions and other validations that have not yet been completed.

The following table summarizes the preliminary values assigned to the assets acquired and liabilities assumed as if the transaction had occurred on September 30, 2017:

(In thousands of U.S. dollars)	Numerex	Fair value and other adjustments	Fair value
Assets Acquired
Current assets	24,648	—	24,648
Property and equipment	6,604	1,084	7,688
Intangible assets	15,431	30,269	45,700
Goodwill	33,554	(33,554)	—
Other assets	1,849	1,049	2,898
	82,086		80,934
Liabilities Assumed
Current liabilities	18,936	—	18,936
Other liabilities	2,748	(705)	2,043
	21,684		20,979
Fair value of net assets acquired			59,955
Pro forma goodwill			37,546
Purchase price			97,501

The carrying value of current assets and liabilities approximates fair value due to their relatively short-term to maturity. The preliminary fair value of deferred revenue is based on the legal performance obligation assumed by Sierra Wireless.

The preliminary fair value of intangible assets is $45.7 million, primarily comprised of customer relationships, existing technology and brand.

The excess of the purchase price over the preliminary value assigned to the net assets acquired is recorded as goodwill.

(c) Issuance of share capital

As part of the consideration for the merger, Sierra Wireless issued common shares at a value of $77.3 million, comprising 3.6 million shares at $21.60 per common share as of December 7, 2017.

(d) Debt extinguishment

Concurrent with the closing of the merger, the outstanding notes payable totaling $18.6 million to Hale Capital and Kenneth Rainin Foundation was repaid, plus fees of approximately $1.6 million.

Deferred financing costs of $3.2 million related to the above notes payable are written off and adjusted through retained earnings as these costs are non-recurring in nature.

Interest expense and losses on debt extinguishment has been reversed in the nine months ended September 30, 2017 and the twelve months ended December 31, 2016 unaudited pro forma condensed consolidated statements of operations as a result of the debt extinguishment upon the merger closing.

(e) Acquisition-related costs

Acquisition-related costs are estimated at approximately $9.8 million, composed of estimated investment banking, legal, accounting and other costs associated with the completion of the transaction. These costs have been included as a pro forma adjustment to retained earnings as these costs are attributable to the acquisition and are non-recurring in nature.

Acquisition-related costs incurred by Sierra Wireless and Numerex totaling $2.6 million in the nine months ended September 30, 2017 have been reversed as these costs are attributable to the acquisition and are non-recurring for the combined company.

(f) Intangible asset amortization

Intangible asset amortization expense has been adjusted by eliminating Numerex's historical amortization expense and recording an expense resulting from the amortization of the preliminary fair value of intangible assets over their average estimated useful lives.

(g) Income taxes

To record the estimated tax effects of the above noted pro forma adjustments using statutory tax rates of 37.62% for Sierra Wireless and Numerex related adjustments.

(h) Numerex's historical equity

The historical equity of Numerex, composed of treasury stock, additional paid-in capital, retained earnings (loss) and accumulated other comprehensive loss has been eliminated.

(i) Earnings per common share

Earnings per common share is calculated by dividing net earnings (loss) by the weighted average number of common shares outstanding. The calculation of the pro forma earnings per common share for the year ended December 31, 2016 and for the nine months ended September 30, 2017 reflects the assumed issuance of approximately 3.6 million of Sierra common shares as if the merger closing had taken place on January 1, 2016.

	For the year ended December 31, 2016	For the nine months ended September 30, 2017

Net earnings (loss)	$(7,334)	$2,034

Weighted average shares outstanding	32,032	32,093
Assumed issuance of common shares	3,581	3,581
Pro forma weighted average shares outstanding	35,613	35,674
Assumed dilution	—	572
Pro forma diluted weighted average shares outstanding	35,613	36,246

Pro forma earnings (loss) per share
Basic	$(0.21)	$0.06
Diluted	$(0.21)	$0.06

As the combined company incurred a loss for the year ended December 31, 2016, all equity awards in the year were anti-dilutive and are excluded from the diluted weighted average shares.

(j) Classifications in the pro forma financial statements

The following reclassifications are made to align presentation of Numerex' financial statement amounts with Sierra Wireless's financial statements in the accompanying unaudited pro forma condensed combined financial statements.

(in thousands of U.S. dollars)	As reported in Numerex's Financial Statements	Reclassification	As presented in Pro Forma Financial Statements
For the nine months ended September 30, 2017
General and administrative	7,691	(931)	6,760
Acquisition-related and integration	—	931	931

As of September 30, 2017
Software	5,654	(5,654)	—
Property and Equipment	5,608	996	6,604
Intangible Assets	10,773	4,658	15,431